Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 6, 2025, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2024. All financial information provided in this MD&A has been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (which are filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.
Non-GAAP and Other Financial Measures
Pembina has disclosed certain financial measures and ratios within this MD&A that management believes provide meaningful information in assessing Pembina's underlying performance, but which are not specified, defined or determined in accordance with the Canadian generally accepted accounting principles ("GAAP") and which are not disclosed in Pembina's Interim Financial Statements or Consolidated Financial Statements. Such non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and may not be comparable to similar financial measures or ratios disclosed by other issuers. Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A for additional information regarding these non-GAAP financial measures and non-GAAP ratios.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of Pembina's MD&A and Annual Information Form ("AIF"), each for the year ended December 31, 2024. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation Third Quarter 2025 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's Purpose and Strategy
We deliver extraordinary energy solutions so the world can thrive.
Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that enable the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers' needs, while ensuring Pembina's long-term success and resilience, the Company has established four strategic priorities:
1.To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.To thrive, we will invest in the energy transition to improve the basins in which we operate. We will prioritize lighter commodities as we continue to invest in new infrastructure and expand our portfolio to include new businesses associated with lower-carbon commodities.
3.To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.
4.To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:
a.Employees say we are the 'employer of choice' and value our safe, respectful, collaborative, and inclusive work culture.
b.Communities welcome us and recognize the net positive impact of our social and environmental commitment.
c.Customers choose us first for reliable and value-added services.
d.Investors receive sustainable industry-leading total returns.
2 Pembina Pipeline Corporation Third Quarter 2025

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2025	2024	Change
Revenue	1,791	1,844	(53)
Net revenue(1)	1,211	1,259	(48)
Operating expenses	259	277	(18)
Gross profit	658	747	(89)
Adjusted EBITDA(1)	1,034	1,019	15
Earnings	286	385	(99)
Earnings per common share – basic and diluted (dollars)	0.43	0.60	(0.17)
Cash flow from operating activities	810	922	(112)
Cash flow from operating activities per common share – basic (dollars)	1.39	1.59	(0.20)
Adjusted cash flow from operating activities(1)	648	724	(76)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.12	1.25	(0.13)
Capital expenditures	178	262	(84)
Change in Earnings ($ millions)
Results Overview
Earnings in the third quarter of 2025 decreased by $99 million compared to the prior period. Significant factors impacting the quarter by segment include:
•Pipelines: Increase largely due to the recognition of a gain on the sale of the North segment of the Western Pipeline in the third quarter of 2025, higher revenue on the Peace Pipeline system due to higher tolls mainly related to contractual inflation adjustments and increased volumes, higher demand on seasonal contracts on the Alliance Pipeline, and higher contracted volumes on the Nipisi Pipeline.
•Facilities: Decrease largely due to a share of loss from PGI in the third quarter of 2025 primarily due to an impairment of certain PGI assets compared to a share of profit in the third quarter of 2024, partially offset by the recognition of a gain following the amendment of PGI's credit facility and higher contributions from certain PGI assets.
•Marketing & New Ventures: Lower net revenue due to a decrease in revenue from risk management and physical derivatives combined with lower NGL margins, partially offset by lower share of loss from Cedar LNG primarily due to the impact of hedging activities on the credit facility.
•Corporate and Income Tax: Higher income tax expense resulting from higher taxable earnings, partially offset by lower incentive costs and integration costs.
Further details and additional factors impacting the segments are discussed in the table below and in the "Segment Results" section of this MD&A.

Pembina Pipeline Corporation Third Quarter 2025 3

Changes in Results for the Three Months Ended September 30
Net revenue(1)
$48 million decrease, largely due to lower net revenue in the Marketing & New Ventures Division as a result of lower gains on crude oil-based derivatives and losses on NGL-based derivatives compared to gains in the third quarter of 2024. This is combined with lower NGL margins as a result of lower NGL prices and higher input natural gas prices, partially offset by higher NGL marketed volumes and no similar impact to the nine-day unplanned outage at Aux Sable in July 2024. Additionally, lower tolls on the Cochin Pipeline due to the replacement of long-term contracts that expired in mid-July 2024, combined with lower volumes on the Cochin Pipeline, contributed to a decrease to net revenue.

These results were partially offset by gains on renewable power purchase agreements compared to losses in the third quarter of 2024, higher tolls on the Peace Pipeline system primarily due to contractual inflation adjustments, higher interruptible volumes on the Peace Pipeline system, higher contracted volumes on the Nipisi Pipeline, as well as, higher demand on seasonal contracts on the Alliance Pipeline.

Operating expenses
$18 million decrease, primarily due to lower integrity and geotechnical spend on certain Pipelines assets, partially offset by higher operating expenses in the Facilities Division due to higher utilization at the Redwater Complex and certain other Facilities assets in the third quarter of 2025 compared to the third quarter of 2024.

Cash flow from operating activities	$112 million decrease, primarily driven by a change in non-cash working capital and lower earnings adjusted for items not involving cash, partially offset by lower taxes paid.
Adjusted cash flow from operating activities(1)
$76 million decrease, primarily due to the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, combined with higher current income tax expense.

Adjusted cash flow from operating activities per common share – basic (dollars)(1)	$0.13 decrease, primarily due to the factors impacting adjusted cash flow from operating activities, discussed above, while outstanding common shares remained consistent with prior period.
Adjusted EBITDA(1)
$15 million increase, largely due to higher net revenue on the Peace Pipeline system and Alliance Pipeline, combined with lower realized losses on NGL-based derivatives, and higher contributions from certain PGI assets.

These results were partially offset by lower realized gains on crude-oil based derivatives and lower NGL margins, which were offset in part by higher NGL marketed volumes and no similar impact to the nine-day unplanned outage at Aux Sable in July 2024. Additionally, lower tolls and volumes on the Cochin Pipeline contributed to the decrease.

(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
4 Pembina Pipeline Corporation Third Quarter 2025

Consolidated Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2025	2024	Change
Revenue	5,865	5,239	626
Net revenue(1)	3,738	3,393	345
Operating expenses	720	706	14
Gross profit	2,366	2,292	74
Adjusted EBITDA(1)	3,214	3,154	60
Earnings	1,205	1,302	(97)
Earnings per common share – basic and diluted (dollars)	1.88	2.08	(0.20)
Cash flow from operating activities	2,440	2,312	128
Cash flow from operating activities per common share – basic (dollars)	4.20	4.06	0.14
Adjusted cash flow from operating activities(1)	2,123	2,343	(220)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	3.65	4.11	(0.46)
Capital expenditures	549	713	(164)
Change in Earnings ($ millions)
Results Overview
Earnings during the first nine months of 2025 decreased by $97 million compared to the prior period. Significant factors impacting the period by segment include:
•Pipelines: Positive impacts from Pembina acquiring a controlling ownership interest in Alliance on April 1, 2024, combined with higher seasonal revenue on the Alliance Pipeline. Additionally, earnings were impacted by higher revenue on the Peace Pipeline system due to increased volumes and higher tolls mainly related to contractual inflation adjustments, higher revenue on the Nipisi Pipeline, and the recognition of a gain on the sale of the North segment of the Western Pipeline in the third quarter of 2025. These impacts were partially offset by lower net revenue on the Cochin Pipeline, Vantage Pipeline, and at the Edmonton Terminals.
•Facilities: Decrease largely due to lower share of profit from PGI primarily due to an impairment of certain PGI assets, partially offset by the positive impacts of Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024, the recognition of a gain following the amendment of PGI's credit facility, and higher contributions from certain PGI assets.
•Marketing & New Ventures: Positive impacts from Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024, higher revenue from risk management and physical derivative contracts, and lower share of loss from Cedar LNG primarily due to the impact of hedging activities on the credit facility. This was partially offset by lower NGL margins and lower other income.
•Corporate and Income Tax: Lower due to higher income tax expense, lower interest income, and no similar net gain on acquisition to that recognized in the second quarter of 2024, partially offset by lower acquisition and integration costs.
Further details and additional factors impacting the segments are discussed in the table below and in the "Segment Results" section of this MD&A.
Pembina Pipeline Corporation Third Quarter 2025 5

Changes in Results for the Nine Months Ended September 30
Net revenue(1)
$345 million increase, largely due to Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024. The Marketing & New Ventures Division had higher net revenue largely due to lower losses on renewable power purchase agreements and gains on NGL-based derivatives in the 2025 period compared to losses in the 2024 period. Higher net revenue was also the result of an increase in demand on seasonal contracts on the Alliance Pipeline, higher net revenue on the Peace Pipeline system due to higher utilization in the 2025 period compared to the same period in 2024 which was impacted by planned outages for the Phase VIII Peace Pipeline Expansion, and increased contracted volumes on the Peace Pipeline system and Nipisi Pipeline, along with higher tolls on the Peace Pipeline system primarily due to contractual inflation adjustments.

These results were partially offset by lower gains on crude oil-based derivatives and lower net revenue on the Cochin Pipeline primarily due to lower tolls resulting from the replacement of long-term contracts that expired in mid-July 2024. Also contributing to a decrease to net revenue were lower NGL margins due to lower NGL prices and higher input gas prices, lower volumes and tolls on the Vantage Pipeline, lower revenue at the Edmonton Terminals largely related to the decommissioning of the Edmonton South Rail Terminal in the second quarter of 2024, and lower recoverable power and geotechnical costs.

Operating expenses
$14 million increase, primarily due to operating expenses from Alliance and Aux Sable now being fully consolidated as of April 1, 2024, as well as higher environmental costs in the current period, as the 2024 period included a recovery related to the Northern Pipeline system outage. Additionally, higher transportation costs in the Marketing & New Ventures Division and higher integrity spend in the Facilities Division, also contributed to an increase to operating expenses. These increases were partially offset by lower geotechnical spend on certain Pipelines assets and lower recoverable power costs resulting from the lower power pool price during the 2025 period.

Cash flow from operating activities
$128 million increase, primarily driven by lower taxes paid, an increase in earnings adjusted for items not involving cash, and the change in non-cash working capital. This was partially offset by lower distributions from equity accounted investees and higher net interest paid, both largely the result of Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, as well as the net change in contract liabilities.

Adjusted cash flow from operating activities(1)
$220 million decrease, primarily driven by the same factors impacting cash flow from operating activities, discussed above. However, when excluding the change in non-cash working capital and taxes paid, the adjusted result reflects a decrease. This is further impacted by higher current income tax expense, partially offset by lower accrued share-based payment expense.

Adjusted cash flow from operating activities per common share – basic (dollars)(1)
$0.46 decrease, primarily due to the factors impacting adjusted cash flow from operating activities, discussed above, as well as an increase in outstanding common shares following the conversion of subscription receipts into common shares, concurrent with the closing of Pembina's acquisition of a controlling ownership interest in Alliance and Aux Sable on April 1, 2024.

Adjusted EBITDA(1)
$60 million increase, largely due to Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, and higher revenue on the Alliance Pipeline due to higher demand on seasonal contracts. Higher revenue on the Peace Pipeline system and Nipisi Pipeline, as well as lower realized losses on NGL-based derivatives, also contributed to an increase to adjusted EBITDA. Additionally, contributions from certain PGI assets were higher as a result of the Whitecap Transactions, higher capital recoveries, and higher volumes at the Duvernay Complex, partially offset by outages at certain PGI assets in the second quarter of 2025 that continued into the third quarter, and third-party restrictions impacting the Dawson Assets.

These results were partially offset by lower realized gains on crude oil-based derivatives, lower revenue on the Cochin Pipeline, lower NGL margins, lower volumes and tolls on the Vantage Pipeline, and lower revenue at the Edmonton Terminals.

(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.

6 Pembina Pipeline Corporation Third Quarter 2025

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, and storage in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. The Pipelines Division manages pipeline transportation capacity of 3.0 mmboe/d(1) and above ground storage capacity of approximately 10 mmbbls(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oil, condensate and natural gas liquids from western Alberta and northeast British Columbia to downstream pipelines and processing facilities in the Edmonton, Alberta area. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage and terminalling. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages to Pembina's Facilities Division assets across North America, enhancing flexibility and optionality in our customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and may be serviced by the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.7 bcf/d(1) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Channahon Facility at the terminus. The Facilities Division includes approximately 430 mbpd(1) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity, various oil batteries, associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are accessible to Pembina's other strategically-located assets and pipeline systems, providing customers with flexibility and optionality to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division leverages Pembina's integrated value chain and existing network of pipelines, facilities, and energy infrastructure assets to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities, including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil, electricity, and carbon credits), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, including Pembina's Prince Rupert Terminal, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.
The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects, including those that seek to provide enhanced access to global markets and to support a transition to a lower-carbon economy. The Marketing & New Ventures Division includes Pembina's interest in the Cedar LNG project, a floating liquified natural gas ("LNG") export facility currently under construction (the "Cedar LNG Project"). Additionally, Pembina is pursuing opportunities associated with low-carbon commodities and large-scale greenhouse gas ("GHG") emissions reductions.
(1)Net capacity.
Pembina Pipeline Corporation Third Quarter 2025 7

Financial and Operational Overview by Division

	3 Months Ended September 30
	2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)
Pipelines	2,750	477	630	2,738	433	593
Facilities	861	58	354	810	131	324
Marketing & New Ventures	348	68	99	344	125	159
Corporate	—	(205)	(49)	—	(215)	(57)
Income tax expense	—	(112)	—	—	(89)	—
Total		286	1,034		385	1,019

	9 Months Ended September 30
	2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)
Pipelines	2,775	1,468	1,953	2,684	1,373	1,847
Facilities	861	384	1,030	823	489	974
Marketing & New Ventures	340	342	383	319	324	490
Corporate	—	(624)	(152)	—	(1,210)	(157)
Income tax (expense) recovery	—	(365)	—	—	326	—
Total		1,205	3,214		1,302	3,154
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
8 Pembina Pipeline Corporation Third Quarter 2025

Equity Accounted Investees Overview by Division

	3 Months Ended September 30
	2025					2024
($ millions, except where noted)	Share of loss	Adjusted EBITDA(5)	Contributions	Distributions	Volumes(6)	Share of (loss) profit	Adjusted EBITDA(5)	Contributions	Distributions	Volumes(6)
Pipelines(1)	(1)	—	—	—	—	(1)	1	—	—	—
Facilities(2)	(51)	194	74	128	357	34	173	124	133	360
Marketing & New Ventures(3)	(14)	(1)	34	—	—	(50)	(1)	—	—	—
Total	(66)	193	108	128	357	(17)	173	124	133	360

	9 Months Ended September 30
	2025					2024
($ millions, except where noted)	Share of profit (loss)	Adjusted EBITDA(5)	Contributions	Distributions	Volumes(6)	Share of profit (loss)	Adjusted EBITDA(5)	Contributions	Distributions	Volumes(6)
Pipelines(1)(4)	—	3	—	—	—	42	88	5	80	49
Facilities(2)	60	544	198	396	356	172	522	124	384	358
Marketing & New Ventures(3)(4)	(22)	(3)	86	—	—	(19)	39	242	31	12
Total	38	544	284	396	356	195	649	371	495	419
(1)    Pipelines includes Grand Valley.
(2)    Facilities includes PGI and Fort Corp.
(3)    Marketing and New Ventures includes Greenlight in 2025, Cedar LNG and ACG.
(4)    For the comparative 2024 period, the results of Alliance and Aux Sable are equity-accounted for the first three months of the nine months ended September 30, 2024. Pembina owned a 50 percent interest in Alliance, approximately a 42.7 percent interest in Aux Sable's U.S operations, and a 50 percent interest in Aux Sable's Canadian operations up to the closing of the acquisition on April 1, 2024. Following the closing of the acquisition, the results of Alliance and Aux Sable are fully consolidated and incorporated into Pembina's financial results. See Note 3 to the Interim Financial Statements.
(5)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(6)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Refer to the "Segment Results – Changes in Results" sections of this MD&A under each of the divisions for additional information.
For the three and nine months ended September 30, 2025, contributions in the Facilities Division were made to PGI to partially fund growth capital projects. Contributions in Marketing & New Ventures in both 2025 and 2024 were made to Cedar LNG to fund the Cedar LNG Project. Refer to the "Segment Results – Marketing & New Ventures Division – Projects & New Developments" sections of this MD&A for additional information.
Pembina Pipeline Corporation Third Quarter 2025 9

Pipelines
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2025	2024	Change
Pipelines revenue(1)	882	860	22
Cost of goods sold(1)	10	9	1
Net revenue(1)(2)	872	851	21
Operating expenses(1)	221	244	(23)
Depreciation and amortization included in gross profit	161	151	10
Share of loss from equity accounted investees	(1)	(1)	—
Gross profit	489	455	34
Earnings	477	433	44
Adjusted EBITDA(2)	630	593	37
Volumes(3)	2,750	2,738	12

Change in Results
Net revenue(1)(2)
Increase largely the result of higher demand on seasonal contracts on the Alliance Pipeline, higher tolls on the Peace Pipeline system mainly related to contractual inflation adjustments, higher interruptible volumes on the Peace Pipeline, and higher contracted volumes on the Nipisi Pipeline. Higher net revenue on the NEBC Pipeline in the third quarter of 2025 was driven by the NEBC MPS Expansion being placed into service in November 2024. These increases were partially offset by lower tolls on the Cochin Pipeline due to the replacement of long-term contracts that expired in mid-July 2024, lower volumes on the Cochin Pipeline, discussed below, and lower recoverable costs.

Operating expenses(1)	Decrease largely due to lower integrity and geotechnical spend on certain Pipelines assets, combined with minor decreases across multiple operating costs.
Depreciation and amortization included in gross profit	Higher primarily due to a decrease in the estimated useful life of an intangible asset.
Earnings
Increase largely due to the recognition of a gain on the sale of the North segment of the Western Pipeline in the third quarter of 2025, along with higher net revenue on certain Pipelines assets, discussed above. These increases were partially offset by higher depreciation and amortization expense as a result of a decrease in the estimated useful life of an intangible asset, along with lower revenue on the Cochin Pipeline.

Adjusted EBITDA(2)	Increase largely due to higher net revenue on certain Pipelines assets, partially offset by lower tolls and volumes on the Cochin Pipeline.
Volumes(3)
Higher largely due to increased contracted volumes on the Nipisi Pipeline and higher interruptible volumes on the Peace Pipeline system, partially offset by lower volumes on AEGS due to a temporary curtailment following a third-party outage that began in the second quarter of 2025 and continued into the third quarter. Additionally, narrower condensate price differentials resulted in lower interruptible volumes on the Cochin Pipeline, which was partially offset by higher contracted volumes as the third quarter in 2024 was impacted by a contracting gap from mid-July to August 1 2024, associated with the return of line fill to certain customers.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
10 Pembina Pipeline Corporation Third Quarter 2025

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2025	2024	Change
Pipelines revenue(1)	2,650	2,438	212
Cost of goods sold(1)	37	35	2
Net revenue(1)(2)	2,613	2,403	210
Operating expenses(1)	604	601	3
Depreciation and amortization included in gross profit	477	410	67
Share of profit from equity accounted investees	—	42	(42)
Gross profit	1,532	1,434	98
Earnings	1,468	1,373	95
Adjusted EBITDA(2)	1,953	1,847	106
Volumes(3)	2,775	2,684	91

Change in Results
Net revenue(1)(2)
Increase largely due to Pembina acquiring a controlling ownership interest in Alliance on April 1, 2024, and higher demand on seasonal contracts on the Alliance Pipeline. Also contributing to the increase were higher volumes on the Peace Pipeline system due to higher utilization in the 2025 period compared to the 2024 period which was impacted by planned outages for the Phase VIII Peace Pipeline Expansion, higher contracted volumes on the Peace Pipeline system and Nipisi Pipeline, and higher tolls on the Peace Pipeline system mainly related to contractual inflation adjustments. Higher net revenue on the NEBC Pipeline in the 2025 period due to the NEBC MPS Expansion being placed into service in November 2024, along with favourable U.S. dollar foreign exchange rate impacts on certain assets, also contributed to an increase to net revenue. These increases were offset in part by lower net revenue on the Cochin Pipeline largely due to lower tolls as a result of the replacement of long-term contracts that expired in mid-July 2024. In addition, lower volumes and tolls on the Vantage Pipeline, lower revenue at the Edmonton Terminals largely related to the decommissioning of the Edmonton South Rail Terminal in the second quarter of 2024, and lower recoverable power and geotechnical costs, contributed to a decrease to net revenue.

Operating expenses(1)
Consistent with prior period. Higher costs related to Pembina acquiring a controlling ownership interest in Alliance on April 1, 2024 and higher environmental costs as the 2024 period included a recovery related to the Northern Pipeline system outage, were largely offset by lower geotechnical spend on certain Pipelines assets, combined with lower recoverable power costs resulting from a lower power pool price during the 2025 period.

Depreciation and amortization included in gross profit
Higher largely due to Pembina acquiring a controlling ownership interest in Alliance on April 1, 2024, a decrease in the estimated useful life of an intangible asset in the 2025 period, and new assets placed into service in the second and fourth quarters of 2024.

Share of profit from equity accounted investees	Following Pembina acquiring a controlling ownership interest in Alliance on April 1, 2024, the results from Alliance are no longer accounted for in share of profit and are fully consolidated.
Earnings
Higher largely due to the net impacts of Pembina acquiring a controlling ownership interest in Alliance on April 1, 2024 and higher seasonal revenue on the Alliance Pipeline, combined with higher revenue on the Peace Pipeline system, Nipisi Pipeline, and NEBC Pipeline. Earnings were also higher due to the recognition of a gain on the sale of the North segment of the Western Pipeline in the third quarter of 2025 and favourable foreign exchange rate impacts on certain assets. These factors were partially offset by lower net revenue on certain Pipelines assets, discussed above, along with higher depreciation and amortization expense as a result of a decrease in the estimated useful life of an intangible asset.

Adjusted EBITDA(2)
Increase largely due to the same factors impacting earnings, discussed above, excluding the gain on the sale of the North segment of the Western Pipeline and the change in depreciation and amortization expense.

Volumes(3)
Higher largely due to Pembina acquiring a controlling ownership interest in Alliance on April 1, 2024. Additionally, higher contracted volumes on the Peace Pipeline system and the Nipisi Pipeline, and higher utilization on the Peace Pipeline system in the 2025 period compared to the same period in 2024 which was impacted by planned outages for the Phase VIII Peace Pipeline Expansion, contributed to an increase to volumes. Higher contracted volumes on the Cochin Pipeline was due to the volumes in the third quarter of 2024 being impacted by a contracting gap from mid-July to August 1 2024, associated with the return of line fill to certain customers, which was largely offset by lower interruptible volumes in the third quarter of 2025 due to narrower condensate price differentials. These increases were also offset in part by lower volumes on AEGS due to a temporary curtailment following a third-party outage that began in the second quarter of 2025 and continued into the third quarter.

Pembina Pipeline Corporation Third Quarter 2025 11

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2025			2024			2025			2024
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,001	308	351	992	264	318	1,013	906	1,060	990	828	997
Transmission	699	135	214	713	136	208	720	461	698	675	432	641
Oil Sands & Heavy Oil	1,050	34	65	1,033	33	67	1,042	101	195	1,019	113	209
Total	2,750	477	630	2,738	433	593	2,775	1,468	1,953	2,684	1,373	1,847
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2024.
Projects & New Developments(1)
The following outlines the projects and new developments that have recently come into service within Pipelines:

Significant Projects	In-service Date
Phase VIII Peace Pipeline Expansion	May 2024
NEBC MPS Expansion	November 2024
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2024 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina is advancing more than $1.0 billion of conventional NGL and condensate pipeline expansions to reliably and cost-effectively meet rising transportation demand from growing production in the WCSB. Pembina's outlook for volume growth is secured by long-term contracts underpinned by take-or-pay agreements, areas of dedication across the Montney and Duvernay formations, and other long-term agreements that ensure a strong base of committed volumes.
Engineering activities are continuing and subject to regulatory and board approval, Pembina expects to move forward with each of the following expansions:
•Fox Creek-to-Namao Expansion – an expansion of the Peace Pipeline system that, through the addition of new pump stations, would add approximately 70,000 bpd of propane-plus capacity to the market delivery pipelines from Fox Creek, Alberta to Namao, Alberta. A final investment decision is expected by the end of 2025.
•Taylor-to-Gordondale Project – a new approximately 89 kilometer, 16-inch pipeline proposed by Pouce Coupé Pipe Line Ltd. (a subsidiary of Pembina) connecting mostly condensate volumes from Taylor, British Columbia to the Gordondale, Alberta area. A final investment decision is anticipated in 2026.
•Birch-to-Taylor NEBC System Expansion – a new 95-kilometre pipeline and facility upgrades that would add propane-plus and condensate capacity to that segment of the NEBC Pipeline system. A final investment decision is expected in 2026.
12 Pembina Pipeline Corporation Third Quarter 2025

Facilities
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2025	2024	Change
Facilities revenue(1)	300	282	18
Operating expenses(1)	134	123	11
Depreciation and amortization included in gross profit	48	50	(2)
Share of (loss) profit from equity accounted investees	(51)	34	(85)
Gross profit	67	143	(76)
Earnings	58	131	(73)
Adjusted EBITDA(2)	354	324	30
Volumes(3)	861	810	51

Changes in Results
Revenue(1)
Increase largely due to higher utilization at the Redwater Complex and certain other Facilities assets in the third quarter of 2025 compared to the third quarter in 2024, which resulted in higher recoveries.

Operating expenses(1)
Increase primarily due to higher utilization at the Redwater Complex and certain other Facilities assets in the third quarter of 2025 compared to the third quarter in 2024, which resulted in minor increases across multiple operating costs.

Share of (loss) profit from equity accounted investees
Decrease due to lower earnings from PGI largely the result of impairment of $146 million (net to Pembina, after tax), recognized on certain PGI assets. This was partially offset by the recognition of a $23 million gain (net to Pembina, after tax) following the amendment of PGI's credit facility in the third quarter of 2025, as well as lower losses recognized by PGI on interest rate derivative financial instruments. Additionally, offsets include higher contributions from certain PGI assets related to the net impact of PGI's acquisition of a 50 percent working interest in Whitecap Resources Inc.’s (“Whitecap”) Kaybob Complex and PGI’s acquisition of Whitecap’s Gold Creek and Karr oil batteries, in the fourth quarter of 2024 (collectively, the “Whitecap Transactions”). This is combined with higher capital recoveries due to a turnaround that began in the second quarter of 2025 and continued into the third quarter, and higher volumes at the Duvernay Complex.

Earnings	Decrease largely due to a share of loss from PGI in the third quarter of 2025, compared to a share of profit in the third quarter of 2024, discussed above.
Adjusted EBITDA(2)
Increase primarily due to higher contributions from PGI assets related to the Whitecap Transactions, higher capital recoveries, and higher volumes at the Duvernay Complex. Included in adjusted EBITDA is $191 million (2024: $170 million) related to PGI.

Volumes(3)
Increase is primarily attributed to higher volumes at the Redwater Complex and at Younger due to a planned outage and a rail strike impacting the Redwater Complex that occurred in the third quarter of 2024, which resulted in volume curtailments. Additionally, increased volumes at Aux Sable due to higher utilization in the 2025 period as the 2024 period was impacted by a nine-day unplanned outage in July 2024. These increases were partially offset by lower volumes at PGI, largely due to volume curtailments at certain PGI assets resulting from a turnaround that began in the second quarter of 2025 and continued into the third quarter, offset in part by higher volumes at the Duvernay Complex and on certain other PGI assets due to the Whitecap Transactions. Volumes include 357 mboe/d (2024: 360 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Third Quarter 2025 13

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2025	2024	Change
Facilities revenue(1)	902	807	95
Operating expenses(1)	400	336	64
Depreciation and amortization included in gross profit	152	128	24
Share of profit from equity accounted investees	60	172	(112)
Gross profit	410	515	(105)
Earnings	384	489	(105)
Adjusted EBITDA(2)	1,030	974	56
Volumes(3)	861	823	38

Changes in Results
Revenue(1)
Increase largely due to Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024, combined with higher operating recoveries at the fractionation facilities within the Redwater Complex, partially offset by the impact of a planned outage at the Redwater Complex related to an asset upgrade in the second quarter of 2025.

Operating expenses(1)
Increase largely due to Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024, combined with higher integrity spending at the Redwater Complex, the majority of which are recovered in revenue, along with minor increases across multiple operating costs.

Depreciation and amortization included in gross profit
Higher largely due to Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024, combined with an asset upgrade and associated retirement at the Redwater Complex in the second quarter of 2025, resulting in a planned outage during the same period.

Share of profit from equity accounted investees
Decrease due to lower earnings from PGI largely the result of impairment of $146 million (net to Pembina, after tax), recognized on certain PGI assets. Additionally, lower revenue driven by lower volumes as a result of outages at certain PGI assets in the second quarter of 2025 that continued into the third quarter, as well as third-party restrictions impacting the Dawson Assets, contributed to a decrease in share of profit from PGI. This was partially offset by the recognition of a $23 million gain (net to Pembina, after tax) following the amendment of PGI's credit facility and lower losses recognized by PGI on interest rate derivative financial instruments. Additionally, higher contributions due to the net impact of the Whitecap Transactions on certain PGI assets, higher capital recoveries due to a turnaround that began in the second quarter of 2025 and continued into the third quarter, and higher volumes at the Duvernay Complex, contributed to the offsetting increase to share of profit from PGI.

Earnings
Decrease primarily due to lower share of profit from PGI and higher depreciation expense. This was partially offset by the net impacts of Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024.

Adjusted EBITDA(2)
Increase primarily due to the net impacts of Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024 and higher contributions from PGI largely the result of the Whitecap Transactions, higher capital recoveries, and higher volumes at the Duvernay Complex. This was partially offset by outages at certain PGI assets in the second quarter of 2025 that continued into the third quarter, and third-party restrictions impacting the Dawson Assets. Included in adjusted EBITDA is $537 million (2024: $516 million) related to PGI.

Volumes(3)
Higher largely due to Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024, combined with higher utilization in the 2025 period as the 2024 period was impacted by the nine-day unplanned outage at Aux Sable in July 2024. Additionally, higher volumes at the Redwater Complex and Younger were due to a planned outage and a rail strike impacting the Redwater Complex that occurred in the third quarter of 2024, which resulted in volume curtailments. These increases were partially offset by lower volumes at PGI, largely due to volume curtailments at certain PGI assets resulting from a turnaround that began in the second quarter of 2025 and continued into the third quarter, combined with third-party restrictions impacting the Dawson Assets, offset in part by higher volumes at the Duvernay Complex and on certain other PGI assets due to the Whitecap Transactions. Volumes include 356 mboe/d (2024: 358 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
14 Pembina Pipeline Corporation Third Quarter 2025

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2025			2024			2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)
Facilities(3)
Gas Services	598	(33)	219	584	47	194	602	118	623	598	222	595
NGL Services	262	91	135	226	84	130	258	266	407	225	267	379
Total	861	58	354	810	131	324	861	384	1,030	823	489	974
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas services and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2024.
Projects & New Developments(1)
Facilities continues to grow its natural gas and NGL processing and fractionation assets to service customer demand. The following outlines the projects and new developments within Facilities:

RFS IV
Capital Budget: $525 million
Revised Capital Cost: $500 million	In-service Date(2): Q2 2026	Status: On time, trending under budget
RFS IV is a 55,000 bpd propane-plus fractionator at the existing Redwater fractionation and storage complex (the "Redwater Complex"). The project includes additional rail loading capacity and will leverage the design, engineering, and operating best practices of the existing facilities at the Redwater Complex. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd. Pembina has entered into a lump-sum engineering, procurement and construction agreement in respect of the project, for more than 70 percent of the project cost. Engineering, procurement, and fabrication is substantially complete, while field construction has progressed to approximately 75 percent complete.

Wapiti Expansion
Capital Budget: $140 million (net to Pembina)	In-service Date(2): Q1 2026	Status: On time, trending on budget
PGI is developing an expansion that will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The expansion opportunity is driven by strong customer demand supported by growing Montney production and is fully underpinned by long-term, take-or-pay contracts. The project includes a new sales gas pipeline and other related infrastructure. During the third quarter of 2025, construction activities progressed, with tie-in work nearing completion.

K3 Cogeneration Facility
Capital Budget: $70 million (net to Pembina)	In-service Date(2): Q1 2026	Status: On time, trending under budget
PGI is developing a 28 MW cogeneration facility at its K3 Plant, which is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers' exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, through the utilization of the cogeneration waste heat and the low-emission power generated, the project is expected to contribute to a reduction in annual emissions compliance costs at the K3 Plant. During the third quarter of 2025, engineering work was completed and construction activities progressed.

Prince Rupert Terminal Optimization
Capital Budget: $145 million	In-service Date(2): Mid-2028	Status: Recently sanctioned
Pembina is optimizing its Prince Rupert Terminal ("PRT"), primarily through increasing storage capacity, that will allow PRT to accommodate Medium Gas Carrier vessels. The PRT optimization is expected to expand access to additional markets with higher realized propane prices, while significantly reducing shipping costs per unit, thereby improving netbacks for Pembina and its customers. The project was sanctioned in the second quarter of 2025.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2024 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.

Pembina Pipeline Corporation Third Quarter 2025 15

Pursuant to an agreement with Whitecap, PGI has committed to support infrastructure development in the Lator area, including a new battery and gathering laterals (the "Lator Infrastructure"), which PGI will own. PGI anticipates funding up to $400 million ($240 million net to Pembina) for the battery and gathering laterals within the first phase of the Lator Infrastructure development, with all gas volumes flowing to PGI's Musreau facility upon startup, which is expected in the fourth quarter of 2026, supporting long-term plant utilization. Detailed engineering has been completed, long-lead equipment has been ordered, and site clearing is progressing.
Pursuant to an agreement with Whitecap, PGI has committed to fund capital up to $300 million ($180 million net to Pembina) for battery and gathering infrastructure in the Gold Creek and Karr areas, which is expected to be in service in the first half of 2026. Site clearing is complete, construction of the pipeline and detailed engineering is advancing, and the majority of long-lead equipment has been ordered.
Pursuant to an agreement with a Montney producer, PGI has committed to fund and acquire an under-construction battery and additional infrastructure (the "North Gold Creek Battery") in the Wapiti/North Gold Creek Montney area for a capital commitment up to $150 million ($90 million net to Pembina). The North Gold Creek Battery will be operated by the producer and highly contracted under a long-term, take-or-pay agreement. Site clearing has been completed and initial equipment has been set in place. The expected in-service date of the North Gold Creek Battery is the second quarter of 2026.

16 Pembina Pipeline Corporation Third Quarter 2025

Marketing & New Ventures
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2025	2024	Change
Marketing revenue(1)	861	938	(77)
Cost of goods sold(1)	739	732	7
Net revenue(1)(2)	122	206	(84)
Operating expenses(1)	7	5	2
Depreciation and amortization included in gross profit	16	15	1
Share of loss from equity accounted investees	(14)	(50)	36
Gross profit	85	136	(51)
Earnings	68	125	(57)
Adjusted EBITDA(2)	99	159	(60)
Crude oil sales volumes(3)	111	117	(6)
NGL sales volumes(3)	237	227	10

Change in Results
Net revenue(1)(2)
Lower net revenue from contracts with customers was largely due to a decrease in NGL margins as a result of lower NGL prices and higher input natural gas prices at Aux Sable, partially offset by higher NGL marketed volumes and no similar impact to the nine-day unplanned outage at Aux Sable in July 2024.

Lower revenue from risk management and physical derivative contracts was primarily due to lower realized gains on crude-oil based derivatives and lower unrealized gains on NGL-based derivatives in the third quarter of 2025 compared to the third quarter of 2024. These results were partially offset by unrealized gains on renewable power purchase agreements in the third quarter of 2025 compared to losses in the third quarter of 2024, along with lower realized losses on NGL-based derivatives. The third quarter of 2025 includes unrealized gains on commodity-related derivatives of $1 million (2024: $18 million gain) and realized gains on commodity-related derivatives of $39 million (2024: $70 million gain).

Share of loss from equity accounted investees
Increase due to lower unrealized losses on interest rate derivative financial instruments recognized by Cedar LNG, partially offset by unrealized foreign exchange losses on U.S. dollar denominated debt recognized in the third quarter of 2025 compared to gains in the third quarter of 2024.

Earnings	Decrease primarily due to lower revenue from risk management and physical derivative contracts, discussed above, combined with lower NGL margins. These decreases were partially offset by lower share of loss from Cedar LNG, higher NGL marketed volumes, and no similar impact to the nine-day unplanned outage at Aux Sable in July 2024.
Adjusted EBITDA(2)	Decrease largely due to lower realized gains on crude-oil based derivatives and lower NGL margins, partially offset by lower realized losses on NGL-based derivative, higher NGL marketed volumes, and no similar impact to the nine-day unplanned outage at Aux Sable in July 2024.
NGL sales volumes(3)
Increase primarily driven by higher supply volumes from the Redwater Complex as the third quarter of 2024 was impacted by a planned outage and a rail strike, which resulted in volume curtailments, combined with no similar impact to the nine-day unplanned outage at Aux Sable in July 2024. This was partially offset by lower ethane sales at Aux Sable.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Third Quarter 2025 17

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2025	2024	Change
Marketing revenue(1)	3,080	2,663	417
Cost of goods sold(1)	2,597	2,279	318
Net revenue(1)(2)	483	384	99
Operating expenses(1)	24	13	11
Depreciation and amortization included in gross profit	53	47	6
Share of loss from equity accounted investees	(22)	(19)	(3)
Gross profit	384	305	79
Earnings	342	324	18
Adjusted EBITDA(2)	383	490	(107)
Crude oil sales volumes(3)	98	99	(1)
NGL sales volumes(3)	242	220	22

Change in Results
Net revenue(1)(2)
Higher revenue from risk management and physical derivative contracts was primarily due to unrealized gains on renewable power purchase agreements, largely due to improved forward power price, and on NGL-based derivatives in the 2025 period, compared to losses in the same period in 2024. In addition, lower realized losses on NGL-based derivatives compared to the 2024 period, contributed to an increase in net revenue. These increases were partially offset by lower realized gains on crude oil-based derivatives. The 2025 period includes unrealized gains on commodity-related derivatives of $41 million (2024: $129 million loss) and realized gains on commodity-related derivatives of $98 million (2024: $189 million gain).

Lower net revenue from contracts with customers was largely due to a decrease in NGL margins from Aux Sable primarily due to higher input natural gas prices and lower volumes resulting from third-party restrictions and planned outages. This was partially offset by no similar impact to the nine-day unplanned outage at Aux Sable in July 2024. Additionally, WCSB NGL margins decreased largely due to lower NGL prices, which was partially offset by Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024.

Operating expenses	Increase due to higher transportation costs.
Share of loss from equity accounted investees
Consistent with prior period. The share of loss in the 2025 period is due to unrealized losses on interest rate derivatives recognized by Cedar LNG, partially offset by unrealized foreign exchange gains on U.S. dollar denominated debt. The share of loss in the 2024 period relates to Cedar LNG's unrealized losses on interest rate derivatives, partially offset by the results from Aux Sable from the first quarter of 2024, which is now fully consolidated following Pembina acquiring a controlling ownership interest on April 1, 2024.

Earnings
Increase largely due to the net impacts of Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024, higher revenue from risk management and physical derivative contracts, and lower share of loss from Cedar LNG. These increases were partially offset by lower NGL margins, and no similar gain to that recognized in the 2024 period associated with the derecognition of the provision related to financial assurances provided by Pembina which were assumed by Cedar LNG following the positive final investment decision in respect of the Cedar LNG Project in June 2024.

Adjusted EBITDA(2)	Decrease primarily due to lower realized gains on crude oil-based derivatives, lower NGL margins, partially offset by the net impacts of Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024 and lower realized losses on NGL-based derivatives.
NGL sales volumes(3)
Increase due to higher ethane, propane, and butane sales largely due to the increase in Pembina's ownership interest in Aux Sable and no similar impact to the nine-day unplanned outage at Aux Sable in July 2024.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
18 Pembina Pipeline Corporation Third Quarter 2025

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2025			2024			2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	348	88	106	344	178	163	340	381	399	319	336	494
New Ventures(4)	—	(20)	(7)	—	(53)	(4)	—	(39)	(16)	—	(12)	(4)
Total	348	68	99	344	125	159	340	342	383	319	324	490
(1)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2024.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy.

Cedar LNG
Capital Budget: U.S. $2 billion (net)	In-service Date: Late-2028	Status: On time, on budget
The Haisla Nation and Pembina are partners in Cedar LNG Partners LP ("Cedar LNG"), which is constructing the Cedar LNG Project, a floating liquefied natural gas ("LNG") facility with a nameplate capacity of 3.3 million tonnes per annum ("mtpa"), located in the traditional territory of the Haisla Nation, on Canada’s West Coast. The project is strategically positioned to leverage Canada's abundant natural gas supply and deliver a lower-carbon energy option to global markets. The facility will be powered by renewable electricity from BC Hydro, making it one of the lowest emitting LNG facilities in the world. Construction of the floating LNG vessel, including the hull and top side facilities remains on schedule. Pipeline construction is ahead of schedule, including the completion of all horizontal direct drill ("HDD") crossings. Tree clearing on the transmission line right of way is underway and work on the marine terminal site continues with construction of the retaining wall progressing.

Cedar LNG has secured a 20-year take-or-pay, fixed toll contract with ARC Resources Ltd. ("ARC") for 1.5 mtpa of LNG. Pembina previously signed a 20-year take-or-pay liquefaction tolling service agreement for 1.5 mtpa of LNG to support the final investment decision on Cedar LNG in June 2024 with the expectation of remarketing the capacity at a later stage. Subsequent to the quarter, Pembina announced a 20-year take-or-pay agreement with PETRONAS related to 1.0 mtpa of liquefaction capacity at Cedar LNG, marking the first step in Pembina's remarketing efforts. Pembina expects to reach definitive agreements for the remaining 0.5mtpa of capacity by the end of 2025.
Pembina, and its partner Kineticor, an OPTrust portfolio company, continue to make significant progress towards the commercialization of the Greenlight Electricity Centre ("Greenlight"). Greenlight is a proposed multi-phased natural gas-fired combined cycle power generation facility, to be located in Sturgeon County, Alberta, with a capacity of up to approximately 1,800 megawatts designed to advance Alberta's innovation economy. The partners continue to progress towards a final investment decision in the first half of 2026.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2024 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina Pipeline Corporation Third Quarter 2025 19

Corporate and Income Tax
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions)	2025	2024	Change
Revenue(1)(2)	13	11	2
General and administrative	83	84	(1)
Other (income) expense	(1)	5	(6)
Net finance costs	140	139	1
Earnings (loss)	(205)	(215)	10
Adjusted EBITDA(3)	(49)	(57)	8
Income tax expense	112	89	23

Change in Results
Earnings (loss)	Increase largely due to lower incentive costs and integration costs, partially offset by minor increases in other general and administrative expenses.
Adjusted EBITDA(3)	Consistent with prior period. Lower incentive costs were largely offset by minor increases across multiple other general and administrative expenses.
Income tax expense	Increase largely due to higher taxable earnings in the current period.

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions)	2025	2024	Change
Revenue(1)(2)	35	34	1
General and administrative	246	238	8
Other (income) expense	(1)	27	(28)
Loss on acquisition	—	616	(616)
Net finance costs	419	367	52
Earnings (loss)	(624)	(1,210)	586
Adjusted EBITDA(3)	(152)	(157)	5
Income tax expense (recovery)	365	(326)	691

Change in Results
General and administrative
Consistent with prior period. Increases in salaries and wages as well as other general and administrative expenses, were largely offset by lower long-term incentives costs, driven by the change in Pembina's share price in the 2025 period compared to the same period in 2024.

Other (income) expense	Decrease primarily due to lower acquisition fees and integration costs compared to those incurred in the prior period following Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024.
Loss on acquisition
In the second quarter of 2024, Pembina recognized a $616 million loss from the disposition of Pembina's previous investments in the Alliance, Aux Sable, and NRGreen joint ventures following Pembina's acquisition of a controlling interest in the joint ventures, offset by a $626 million deferred tax recovery recognized from the acquisition, resulting in a net gain of $10 million.

Net finance costs	Increase primarily due to lower interest income, along with higher interest expense on long-term debt, resulting from a combination of both additional borrowing following Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024 and higher interest rates.
Earnings (loss)
Increase largely due to no similar loss recognized in 2025, compared to the loss recognized in the second quarter of 2024 following Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, combined with lower acquisition fees and integration costs, discussed above. This was partially offset by higher net finance costs.

Adjusted EBITDA(3)	Consistent with prior period. Minor increases in other general and administrative expenses, were largely offset by lower long-term incentives costs.
Income tax expense (recovery)
Income tax expense in the current period was due to no similar items to that recognized in the 2024 period. These included a deferred tax recovery in connection with Pembina acquiring a controlling ownership interest in Alliance and Aux Sable, and an adjustment in the tax basis of an investment in partnership. Additionally, higher taxable earnings contributed to the tax expense this period. As a result, the effective tax rate for the current period was 23 percent compared to a 33 percent effective tax recovery rate in the 2024 period.

(1)    Excludes inter-segment eliminations.
(2)    Primarily consists of fixed fee income related to shared service agreements with PGI.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
20 Pembina Pipeline Corporation Third Quarter 2025

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	September 30, 2025	December 31, 2024
Working capital(1)	(1,163)	(1,335)
Variable rate debt
Senior unsecured credit facilities(2)	1,477	1,148
Interest rate swapped debt	—	(360)
Total variable rate loans and borrowings outstanding (weighted average interest rate of 4.6% (2024: 5.2%))	1,477	788
Fixed rate debt
Senior unsecured medium-term notes	10,350	10,900
Interest rate swapped debt	—	360
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 4.5% (2024: 4.4%))	10,350	11,260
Total loans and borrowings outstanding	11,827	12,048
Cash and unutilized debt facilities	2,063	2,518
Subordinated hybrid notes (weighted average interest rate of 5.1% (2024: 4.8%))	800	600
(1)    Current assets of $1.3 billion (December 31, 2024: $1.6 billion) less current liabilities of $2.5 billion (December 31, 2024: $2.9 billion). As at September 30, 2025, working capital included $1,093 million (December 31, 2024: $1.5 billion) associated with the current portion of long-term debt and $149 million (December 31, 2024: $141 million) in cash.
(2)    Includes U.S. $250 million variable rate debt outstanding at September 30, 2025 (December 31, 2024: U.S. $250 million).
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividends and to fund its capital expenditures in the short term and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2024 and Note 24 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at September 30, 2025, Pembina's credit facilities (collectively, the "Credit Facilities") consisted of: an unsecured $2.5 billion (December 31, 2024: $1.5 billion) revolving credit facility, which includes a $750 million (December 31, 2024: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2030 (the "Revolving Facility"); an unsecured U.S. $250 million (December 31, 2024: U.S. $250 million) non-revolving term loan, which matures in April 2030; and an operating facility of $50 million (December 31, 2024: $50 million), which matures in June 2026 and is typically renewed on an annual basis. Additionally, Pembina's Credit Facilities includes a $270 million (December 31, 2024: $270 million) term loan and a U.S. $160 million (December 31, 2024: $240 million) term loan assumed from Alliance, which both mature in December 2025. The increase in the Revolving Facility reflects the cancellation of the $1.0 billion (December 31, 2024: $1.0 billion) sustainability-linked revolving credit facility in September 2025, which previously matured in June 2027, and its addition to the Revolving Facility.
There are no mandatory principal repayments due over the term of the Credit Facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information.
Pembina Pipeline Corporation Third Quarter 2025 21

Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
Financing Activity
On April 2, 2025, Pembina completed an extension on its unsecured U.S. $250 million non-revolving term loan, which now matures in April 2030.
On June 6, 2025, Pembina closed a $200 million offering of Fixed-to-Fixed Rate Subordinated Notes, Series 2 (the "Series 2 Subordinated Notes") due June 6, 2055. The Series 2 Subordinated Notes bear interest at a rate of 5.95 percent, which will reset on June 6, 2035, and on every fifth anniversary thereafter, based on the five-year Government of Canada yield plus 2.713 percent, provided that the interest rate during any subsequent fixed rate period will not be less than 5.95 percent. Pembina's Series 2 Subordinated Notes are subject to optional redemption by Pembina from March 6, 2035 to June 6, 2035, and thereafter, on any interest payment date or any interest reset date, as applicable. Pembina may also redeem the Series 2 Subordinated Notes in certain other limited circumstances. Pembina used the net proceeds of the offering of the Series 2 Subordinated Notes to fund the redemption of its outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 19 ("Series 19 Class A Preferred Shares") on June 30, 2025.
On July 23, 2025, Pembina announced the approval of amendments (the "Amendments") to the indenture governing Pembina's 4.80 percent Fixed-to-Fixed Rate Subordinated Notes, Series 1 (the "Series 1 Subordinated Notes") due January 25, 2081. The Amendments provided for, among other things, the exchange (the "Note Exchange") of all of the outstanding Series 1 Subordinated Notes for an equal principal amount of 4.80 percent Fixed-to-Fixed Rate Subordinated Notes, Series 3 of Pembina (the "Series 3 Subordinated Notes") due January 25, 2081. The Series 3 Subordinated Notes have the same economic terms as the Series 1 Subordinated Notes, including interest rate, interest payment dates, interest reset dates, maturity date and redemption provisions, but do not provide for an entitlement to delivery of preferred shares upon the occurrence of certain bankruptcy and related events. The Note Exchange was completed on July 25, 2025, following the execution of the supplemental indenture implementing the Amendments. The Series 3 Subordinated Notes rank equally in right of payment with the Series 2 Subordinated Notes. Pursuant to the mandatory redemption provisions attached to the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), in connection with the Note Exchange, on July 28, 2025, Pembina redeemed all of the issued and outstanding Series 2021-A Class A Preferred Shares (refer to the "Share Capital - Preferred Shares" section of this MD&A for further information).
On September 9, 2025, Pembina completed an extension on its $2.5 billion Revolving Facility, which now matures on June 1, 2030.
Subsequent to the end of the third quarter of 2025, on October 10, 2025, Pembina closed a $225 million offering of Series 2 Subordinated Notes pursuant to a re-opening. Following closing of the offering of the Series 2 Subordinated Notes, $425 million aggregate principal amount of Series 2 Subordinated Notes are issued and outstanding. Pembina intends to use the net proceeds of the offering to fund the redemption of its outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 9 (the "Series 9 Class A Preferred Shares") and for general corporate purposes.
Subsequent to the end of third quarter of 2025, on October 31, 2025, Pembina closed a $600 million non-revolving term loan ("Two-Year Term Loan") with certain existing lenders. The proceeds of the Two-Year Term Loan have been used to repay the $270 million term loan outstanding at Alliance, and existing amounts drawn under Pembina's $2.5 billion revolving credit facility. The Two-Year Term Loan has an initial term of two years and is pre-payable at the option of Pembina. The other terms and conditions of the Two-Year Term Loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility.
22 Pembina Pipeline Corporation Third Quarter 2025

Covenants
Pembina is subject to certain financial covenants under the indentures governing its medium-term notes and the agreements governing the credit facilities. As at September 30, 2025, Pembina was in compliance with those covenants (December 31, 2024: in compliance).

Debt	Financial Covenant(1)	Ratio	Ratio as at September 30, 2025
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)	0.40
Credit facilities	Debt to Capital	Maximum 0.70(3)	0.40
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.

Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $245 million (December 31, 2024: $276 million) were held by Pembina as at September 30, 2025, primarily in respect of customer trade receivables.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's subordinated notes and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to Pembina's Fixed-To-Fixed Rate Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2024 for further information.
Pembina Pipeline Corporation Third Quarter 2025 23

Commitments and Off-Balance Sheet Arrangements
Commitments
Pembina had the following contractual obligations outstanding as at September 30, 2025:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt(2)	19,493	1,714	2,176	3,054	12,549
Transportation and processing(3)	11,270	46	165	1,091	9,968
Leases(4)	857	116	210	154	377
Construction commitments(5)	438	295	113	30	—
Other commitments related to lease contracts(6)	613	45	98	161	309
Funding commitments, software, and other	125	100	24	1	—
Total contractual obligations	32,796	2,316	2,786	4,491	23,203
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 16 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 25 and 197 mbpd of NGL each year up to and including 2040. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. Pembina has secured up to 76 megawatts per day each year up to and including 2049.
(2)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(3)Pembina signed two transportation and processing related agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 million tonnes per annum, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 million cubic feet per day of Canadian natural gas to Cedar LNG. These commercial agreements account for approximately 50 percent of the operating capacity for the Cedar LNG Project and a total commitment of approximately $10.5 billion. These commitments are expected to commence upon the anticipated in-service date of the Cedar LNG Project in late 2028.
(4)Includes pipelines, facilities, terminals, rail, office space, land and vehicle leases.
(5)Excludes projects that are executed by equity accounted investees.
(6)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at September 30, 2025, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Off-Balance Sheet Arrangements
As at September 30, 2025, Pembina did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had, and are not expected to have, a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2025, Pembina had $121 million (December 31, 2024: $209 million) in letters of credit issued.
24 Pembina Pipeline Corporation Third Quarter 2025

5. SHARE CAPITAL
Common Shares
On May 14, 2025, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 16, 2025 and will expire on the earlier of May 15, 2026, the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three and nine months ended September 30, 2025.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Shares
On January 8, 2025, Pembina redeemed all of the approximately one million issued and outstanding Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares") at a redemption price of $25.50 per Series 22 Class A Preferred Share, plus all accrued and unpaid dividends thereon. Pembina had announced its intention to redeem the Series 22 Class A Preferred Shares during the fourth quarter of 2024 and, as a result, the equity was reclassified as a financial liability of approximately $26 million for the total redemption price in that same quarter.
On June 30, 2025, Pembina redeemed all of the eight million issued and outstanding Series 19 Class A Preferred Shares at a redemption price of $25.00 per Series 19 Class A Preferred Share. The total redemption price for the Series 19 Class A Preferred Shares was $200 million.
On July 28, 2025, in connection with the Note Exchange, Pembina redeemed all of the 600,000 issued and outstanding Series 2021-A Class A Preferred Shares, which were deliverable to holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy and related events. The Series 2021-A Class A Preferred Shares were issued by Pembina to Computershare Trust Company of Canada to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes.
Subsequent to the end of the third quarter, on October 10, 2025, in connection with the closing of the offering of the Series 2 Subordinated Notes, Pembina announced its intention to use the net proceeds to fund the redemption of all of its outstanding Series 9 Class A Preferred Shares on December 1, 2025 at a price equal to $25.00 per Series 9 Class A Preferred Share. The total redemption price for the Series 9 Class A Preferred Shares will be $225 million.
Preferred Share Dividends
The holders of Pembina's Class A Preferred Shares are entitled to receive fixed or floating cumulative dividends, as applicable. Dividends on the Series 1, 3, 5, 7, 9, and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15 and 17 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Pembina Pipeline Corporation Third Quarter 2025 25

Outstanding Share Data

Issued and outstanding (thousands)	November 3, 2025
Common shares	581,048
Stock options(1)	2,733
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 21 Class A Preferred Shares	14,972
Series 25 Class A Preferred Shares	10,000
(1)    Balance includes 2.4 million exercisable stock options.
26 Pembina Pipeline Corporation Third Quarter 2025

6. CAPITAL EXPENDITURES

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2025	2024	2025	2024
Pipelines	84	130	216	442
Facilities	84	110	294	218
Marketing & New Ventures	3	10	14	21
Corporate and other projects	7	12	25	32
Total capital expenditures(1)	178	262	549	713
(1)    Includes $15 million for the three months ended September 30, 2025 (2024: $53 million) and $86 million for the nine months ended September 30, 2025 (2024: $100 million) related to non-recoverable sustainment activities.
In both the third quarter and first nine months of 2025 and 2024, Pipelines capital expenditures largely related to expansions to support volume growth in NEBC and investments in smaller growth projects. Additionally, 2024 capital expenditures were associated with Pembina's Phase VIII Peace Pipeline expansion, which was placed into service in May 2024. Facilities capital expenditures during these periods in 2025 and 2024 primarily related to Redwater expansion projects. Marketing & New Ventures had no significant capital expenditures during these periods, while Corporate capital expenditures during these periods related mainly to information technology infrastructure and systems development.
In both the third quarter and first nine months of 2025, the change in non-recoverable sustaining capital expenditure was primarily attributed to supporting safe and reliable operations.
Future capital expenditures for the remainder of 2025 are estimated to be approximately $225 million and are primarily related to the construction of RFS IV, expansions to support volume growth in NEBC, investments in smaller growth projects, including various laterals and terminals, and spending on projects previously placed into service. Of the total future capital expenditure, approximately $35 million is designated for non-recoverable sustaining capital, which will continue to support safe and reliable operations.
For contributions to equity accounted investees, refer to the "Segment Results – Equity Accounted Investees Overview by Division" section of this MD&A.
Pembina Pipeline Corporation Third Quarter 2025 27

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2025			2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Volumes(1)(2)
Pipelines – transportation volumes
Conventional Pipelines	1,001	1,006	1,033	1,034	992	969	1,007	1,054
Transmission Pipelines	699	722	740	720	713	726	588	590
Oil Sands and Heavy Oil Pipelines	1,050	1,040	1,035	1,036	1,033	1,021	1,003	1,008
Facilities – processing and fractionation volumes
Gas Services	598	590	619	597	584	599	612	602
NGL Services	262	236	277	280	226	256	193	199
Total revenue volumes	3,610	3,594	3,704	3,667	3,548	3,571	3,403	3,453
Marketing & New Ventures – sales volumes
Marketed crude oil	111	95	88	96	117	100	80	82
Marketed NGL	237	207	281	252	227	219	215	217
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes and are excluded from total volumes to avoid double counting.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Take-or-pay Contract Liabilities

($ millions)	2025			2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Opening balance	9	7	1	11	12	7	1	22
Revenue deferred	51	57	58	58	67	55	52	56
Revenue recognized	(54)	(55)	(52)	(68)	(68)	(50)	(46)	(77)
Ending take-or-pay contract liability balance	6	9	7	1	11	12	7	1
Selected Quarterly Market Pricing

	2025			2024				2023
($ average)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
WTI (USD/bbl)	64.93	63.74	71.42	70.27	75.10	80.57	76.96	78.32
FX (USD/CAD)	1.38	1.38	1.43	1.40	1.36	1.37	1.35	1.36
AECO Natural Gas (CAD/GJ)	0.94	1.96	1.92	1.38	0.77	1.36	1.94	2.52
Station 2 Natural Gas (CAD/GJ)	0.45	0.43	1.22	0.85	0.47	0.72	2.45	1.95
Chicago Citygate Natural Gas (USD/mmbtu)	2.71	2.99	3.91	2.71	1.76	1.60	2.49	2.63
Mt Belvieu Propane (USD/gal)	0.70	0.79	0.90	0.77	0.73	0.75	0.84	0.67
Alberta Power Pool (CAD/MWh)	51.53	40.48	40.30	51.72	55.23	45.28	98.89	81.74
Pembina 20-day volume-weighted average share price at quarter end	54.11	51.30	55.90	54.05	55.19	50.22	47.54	45.13

28 Pembina Pipeline Corporation Third Quarter 2025

Quarterly Financial Information

($ millions, except where noted)	2025			2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,791	1,792	2,282	2,145	1,844	1,855	1,540	1,836
Net revenue(1)	1,211	1,184	1,343	1,383	1,259	1,222	912	1,142
Operating expenses	259	235	226	270	277	240	189	217
Share of (loss) profit from equity accounted investees	(66)	74	30	133	(17)	61	151	94
Gross profit	658	780	928	1,024	747	815	730	850
Adjusted EBITDA(1)	1,034	1,013	1,167	1,254	1,019	1,091	1,044	1,033
Earnings	286	417	502	572	385	479	438	698
Earnings per common share – basic (dollars)	0.43	0.65	0.80	0.92	0.60	0.75	0.74	1.21
Earnings per common share – diluted (dollars)	0.43	0.65	0.80	0.92	0.60	0.75	0.73	1.21
Cash flow from operating activities	810	790	840	902	922	954	436	880
Cash flow from operating activities per common share – basic (dollars)	1.39	1.36	1.45	1.55	1.59	1.64	0.79	1.60
Adjusted cash flow from operating activities(1)	648	698	777	922	724	837	782	747
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.12	1.20	1.34	1.59	1.25	1.44	1.42	1.36
Common shares outstanding (millions):
Weighted average – basic	581	581	581	581	580	580	549	549
Weighted average – diluted	582	582	582	582	581	581	550	550
End of period	581	581	581	581	580	580	549	549
Common share dividends declared	413	412	401	401	401	400	367	367
Dividends per common share	0.71	0.71	0.69	0.69	0.69	0.69	0.67	0.67
Preferred share dividends declared	32	35	35	34	34	33	31	30
Capital expenditures	178	197	174	242	262	265	186	177
Contributions to equity accounted investees	108	126	50	—	124	144	103	202
Distributions from equity accounted investees	128	136	132	131	133	123	239	227
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods highlighted in the table above, there were new growth projects across Pembina's business being placed into service. The Company's financial and operating results have also been impacted by the volatility of commodity market prices, fluctuations in foreign exchange rates, and inflation. In addition to these factors, several other notable elements have impacted Pembina's financial and operating results during the specified periods above, including:
•an impairment of $146 million (net to Pembina, after tax), recognized in the third quarter of 2025 within Pembina's equity accounted investee, related to certain PGI assets;
•contributions made by Pembina to PGI of $198 million in the first nine months of 2025, to partially fund growth capital projects;
•contributions made by Pembina to Cedar LNG of $241 million in 2024, to fund the Cedar LNG Project;
•the completion of the Alliance and Aux Sable acquisition in the second quarter of 2024;
•the closing of the offering of 29.9 million subscription receipts of the Company in December 2023 to fund a portion of the purchase price of the Alliance and Aux Sable acquisition and the conversion of 29.9 million subscription receipts into common shares of the Company, concurrent with the closing of the Alliance and Aux Sable Acquisition;
•an impairment reversal of $231 million recognized in the fourth quarter of 2023 in the Pipelines Division related to successful contract negotiations on the Nipisi Pipeline and the pipeline being put back into service in October 2023; and
•contributions made by Pembina of $145 million to Aux Sable in the fourth quarter of 2023, representing Pembina's proportionate share of a claim filed by a counterparty to an NGL supply agreement with Aux Sable which was settled and discontinued in the fourth quarter of 2023.
Pembina Pipeline Corporation Third Quarter 2025 29

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investee are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investees, as at September 30, 2025. The loans and borrowings are presented and classified by the division in which the results for the investee are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	September 30, 2025	December 31, 2024
Pipelines	17	19
Facilities	3,148	2,941
Marketing & New Ventures(2)	559	373
Total	3,724	3,333
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Relates to the U.S. $2.7 billion senior unsecured construction/term loan facility entered into by Cedar LNG.

Cash and Cash Equivalents of Equity Accounted Investees
As at September 30, 2025, Pembina's ownership percentage of the cash balance associated with Pembina's investments in equity accounted investees totaled $35 million (December 31, 2024: $43 million) of which $30 million (December 31, 2024: $39 million) related to Cedar LNG and nil (December 31, 2024: nil) related to PGI.
Financing Activities for Equity Accounted Investees
PGI
On March 21, 2025, pursuant to an amended and restated credit agreement, PGI exercised the accordion feature under its existing revolving credit facility and opened a new $500 million revolving credit facility, maturing on March 21, 2027. Concurrently, PGI reestablished a $500 million accordion under the credit facility.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the Cedar LNG Project and Greenlight.
Credit Risk for Equity Accounted Investees
As at September 30, 2025, Pembina's various equity accounted investees held letters of credit totaling $159 million (December 31, 2024: $164 million) primarily in respect of obligations for engineering, procurement and construction.
30 Pembina Pipeline Corporation Third Quarter 2025

9. RELATED PARTY TRANSACTIONS
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2025	2024	2025	2024
PGI	58	43	179	175
Cedar LNG	5	12	14	18
Aux Sable(1)	—	—	—	32
Alliance(1)	—	—	—	4
Other(2)	—	—	—	2
Total services provided(3)	63	55	193	231
PGI	2	2	6	6
Alliance(1)	—	—	—	3
Total services received	2	2	6	9

As at ($ millions)			September 30, 2025	December 31, 2024
Trade receivables and other(4)			35	37
Right-of-use assets(5)			33	—
Lease liabilities(5)			33	—
(1)    As of April 1, 2024, following the completion of Pembina's acquisition of a controlling interest in Alliance and Aux Sable, these entities became consolidated subsidiaries of Pembina and, as such, are no longer related parties.
(2)    Other includes transactions with Grand Valley, ACG, and Greenlight.
(3)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(4)    As at September 30, 2025, trade receivables and other includes $30 million due from PGI (December 31, 2024: $34 million), and $5 million due from Cedar LNG (December 31, 2024: $2 million).
(5)    As at September 30, 2025, Pembina had a lease arrangement with PGI for the use of a natural gas storage asset. Under the terms of the agreement, Pembina recognized a right-of-use asset and a corresponding lease liability. The lease commenced on September 1, 2025 and has a term of 15.2 years. Lease payments are made on a monthly basis and are structured as a combination of a fixed fee and flow-through charges.

Pembina Pipeline Corporation Third Quarter 2025 31

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the nine months ended September 30, 2025 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
IFRS 18 was issued in April 2024 and effective January 1, 2027, with early application permitted. The standard introduces key changes to the structure of the statement of earnings and comprehensive income, required disclosures for certain management-defined performance measures, and aggregation and disaggregation of line items in the financial statements. Pembina is currently reviewing the impact of this standard on its Consolidated Financial Statements.
Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent Electricity ("Contracts referencing NDE")
Contracts referencing NDE was issued in December 2024 and effective January 1, 2026, with early adoption permitted. The amendments provide relief as it relates to accounting for contracts to purchase or sell electricity from nature-dependent sources such as wind and solar power, including clarifying the application of own-use requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure to enable investors to understand the effect of these contracts to Pembina. Pembina is currently reviewing the impact of this amendment as it relates to Pembina's wind-based power purchase agreements.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements. The preparation of financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2025.
32 Pembina Pipeline Corporation Third Quarter 2025

11. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and non-GAAP ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, share of profit from equity accounted investees and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	882	860	300	282	861	938	(252)	(236)	1,791	1,844
Cost of goods sold	10	9	—	—	739	732	(169)	(156)	580	585
Net revenue	872	851	300	282	122	206	(83)	(80)	1,211	1,259
Pembina Pipeline Corporation Third Quarter 2025 33

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	2,650	2,438	902	807	3,080	2,663	(767)	(669)	5,865	5,239
Cost of goods sold	37	35	—	—	2,597	2,279	(507)	(468)	2,127	1,846
Net revenue	2,613	2,403	902	807	483	384	(260)	(201)	3,738	3,393
Adjusted EBITDA and Adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for non-controlling interest, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Following completion of Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, Pembina revised the definition of adjusted EBITDA to deduct earnings for the 14.6 percent non-controlling interest in the Aux Sable U.S. operations. Pembina's subsequent acquisition of the remaining interest in Aux Sable's U.S. operations in the third quarter of 2024 resulted in all of Aux Sable's results being included in the adjusted EBITDA calculation beginning on August 1, 2024.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.
34 Pembina Pipeline Corporation Third Quarter 2025

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	477	433	58	131	68	125	(205)	(215)	286	385
Income tax expense	—	—	—	—	—	—	—	—	112	89
Adjustments to share of profit from equity accounted investees	1	2	245	139	13	49	—	—	259	190
Net finance costs	7	6	3	3	3	1	140	139	153	149
Depreciation and amortization	162	153	48	50	16	15	15	13	241	231
Unrealized gain from derivative instruments	—	—	—	—	(1)	(18)	—	—	(1)	(18)
Non-controlling interest(1)	—	—	—	—	—	(2)	—	—	—	(2)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	1	4	1	4
(Gain) loss on disposal of assets, other non-cash provisions, and other	(17)	(1)	—	1	—	(11)	—	2	(17)	(9)
Adjusted EBITDA	630	593	354	324	99	159	(49)	(57)	1,034	1,019
Adjusted EBITDA per common share – basic (dollars)									1.78	1.76

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	1,468	1,373	384	489	342	324	(624)	(1,210)	1,205	1,302
Income tax expense (recovery)	—	—	—	—	—	—	—	—	365	(326)
Adjustments to share of profit from equity accounted investees	3	46	484	350	19	58	—	—	506	454
Net finance costs	19	19	9	8	7	4	419	367	454	398
Depreciation and amortization	479	412	152	128	53	47	47	40	731	627
Unrealized (gain) loss from derivative instruments	—	—	—	—	(41)	129	—	—	(41)	129
Non-controlling interest(1)	—	—	—	—	—	(12)	—	—	—	(12)
Loss on acquisition	—	—	—	—	—	—	—	616	—	616
Derecognition of insurance contract provision	—	—	—	—	—	(34)	—	—	—	(34)
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	5	18	5	18
(Gain) loss on disposal of assets, other non-cash provisions, and other	(16)	(3)	1	(1)	3	(26)	1	12	(11)	(18)
Adjusted EBITDA	1,953	1,847	1,030	974	383	490	(152)	(157)	3,214	3,154
Adjusted EBITDA per common share – basic (dollars)									5.53	5.53
(1)    Presented net of adjusting items.
Pembina Pipeline Corporation Third Quarter 2025 35

Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of (loss) profit from equity accounted investees	(1)	(1)	(51)	34	(14)	(50)	(66)	(17)
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs	—	1	7	69	13	49	20	119
Income tax (recovery) expense	—	—	(17)	9	—	—	(17)	9
Depreciation and amortization	1	1	62	53	—	—	63	54
Unrealized loss on commodity-related derivative financial instruments	—	—	—	8	—	—	—	8
Impairment expense	—	—	193	—	—	—	193	—
Total adjustments to share of profit from equity accounted investees	1	2	245	139	13	49	259	190
Adjusted EBITDA from equity accounted investees	—	1	194	173	(1)	(1)	193	173

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of profit (loss) from equity accounted investees	—	42	60	172	(22)	(19)	38	195
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs	1	7	81	138	19	51	101	196
Income tax expense	—	—	19	50	—	—	19	50
Depreciation and amortization	2	39	191	155	—	7	193	201
Unrealized loss on commodity-related derivative financial instruments	—	—	1	5	—	—	1	5
Impairment expense and other non-cash provisions	—	—	192	2	—	—	192	2
Total adjustments to share of profit from equity accounted investees	3	46	484	350	19	58	506	454
Adjusted EBITDA from equity accounted investees	3	88	544	522	(3)	39	544	649
36 Pembina Pipeline Corporation Third Quarter 2025

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting distributions to non-controlling interests and preferred share dividends paid. Adjusted cash flow from operating activities deducts distributions to non-controlling interest and preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.
Following completion of Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, Pembina revised the definition of adjusted cash flow from operating activities to deduct distributions related to non-controlling interest in the Aux Sable U.S. operations. On August 1, 2024, Pembina acquired the remaining interest in Aux Sable's U.S. operations.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2025	2024	2025	2024
Cash flow from operating activities	810	922	2,440	2,312
Cash flow from operating activities per common share – basic (dollars)	1.39	1.59	4.20	4.06
Add (deduct):
Change in non-cash operating working capital	(23)	(136)	(57)	(30)
Current tax expense	(102)	(48)	(338)	(188)
Taxes paid, net of foreign exchange	30	62	157	352
Accrued share-based payment expense	(38)	(40)	(66)	(79)
Share-based compensation payment	3	—	89	86
Preferred share dividends paid	(32)	(34)	(102)	(98)
Distributions to non-controlling interest	—	(2)	—	(12)
Adjusted cash flow from operating activities	648	724	2,123	2,343
Adjusted cash flow from operating activities per common share – basic (dollars)	1.12	1.25	3.65	4.11

Pembina Pipeline Corporation Third Quarter 2025 37

12. OTHER
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its business and, as at September 30, 2025, the Company has entered into certain financial derivative contracts in order to manage commodity price, cost of power, and foreign exchange risk. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions.
Financial Instruments
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include embedded derivative instruments arising from long-term power purchase agreements. The fair value of long-term power purchase agreements is measured using a pricing and cash flow model that accounts for forward power prices, renewable wind power pricing discounts and differentials, and inflationary metrics. The rate used to discount the respective estimated cash flows is a government risk-free interest rate that is adjusted for an appropriate credit spread. The fair valuation of the embedded derivative instruments is judged to be a significant management estimate. These assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on commodity-related derivative financial instruments.
38 Pembina Pipeline Corporation Third Quarter 2025

Gains and Losses from Derivative Instruments

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2025	2024	2025	2024
Derivative instruments held at fair value through earnings
Realized gain
Commodity-related gain recorded in revenue from risk management and physical derivative contracts	(39)	(70)	(98)	(189)
Unrealized (gain) loss
Commodity-related (gain) loss recorded in revenue from risk management and physical derivative contracts	(1)	(18)	(41)	129
Derivative instruments in hedging relationships
Interest rate loss recorded in other comprehensive income(1)	—	6	4	8
(1) Unrealized losses or gains for designated cash flow hedges are recognized in impact of hedging activities in the Consolidated Statements of Earnings and Comprehensive Income, with realized losses or gains being reclassified to net finance costs. The movement in other comprehensive income relates to realized losses or gains on interest rate forward swaps, which expired on March 31, 2025. A gain of $4 million was recognized during the first quarter of 2025, prior to the expiration date that was reclassified to net finance costs (three and nine month ended September 30, 2024: $4 million and $13 million realized gain, respectively). No losses or gains have been recognized in net income relating to discontinued cash flow hedges.
Alliance Settlement
On September 15, 2025, the Canada Energy Regulator approved the negotiated settlement (the "Settlement") between Alliance Pipeline Limited Partnership ("Alliance") and shippers and interested parties on the Canadian portion of the Alliance Pipeline. The Settlement includes a revised toll schedule, effective November 1, 2025, which is expected to reduce long-term firm tolls by an average of 14 percent on a volume weighted average basis and introduces a 10-year toll option. The agreement also includes a revenue-sharing mechanism for seasonal and interruptible transportation services and provides shippers with a one-time term extension option. Pembina anticipates the Settlement to result in an approximately $50 million annual reduction in long-term firm service revenue over the next 10 years, plus impacts from the new revenue-sharing provision, which will depend on future commodity prices. The settlement outcome approved by the CER was within the expected range of outcomes used in the impairment test performed in the first quarter of 2025.
Tax Regulations
The One Big Beautiful Bill was enacted in the United States on July 4, 2025. Pembina has assessed the impact of this legislation and does not anticipate any material impact to Pembina.
Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and Senior Vice President and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the third quarter of 2025 that had or are likely to have a material impact on Pembina's ICFR.
Pembina Pipeline Corporation Third Quarter 2025 39

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
LNG	Liquefied natural gas
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Measurement
bpd	barrels per day	mmboe/d	millions of barrels of oil equivalent per day
mbbls	thousands of barrels	mtpa	million tonnes per annum
mbpd	thousands of barrels per day	MMcf/d	millions of cubic feet per day
mmbpd	millions of barrels per day	bcf/d	billions of cubic feet per day
mmbbls	millions of barrels	km	kilometer
mboe/d	thousands of barrels of oil equivalent per day

Investments in Equity Accounted Investees
Pipelines:
Grand Valley	75 percent interest in Grand Valley 1 Limited Partnership wind farm
Alliance
Prior to the completion of Pembina acquiring a controlling ownership interest in Alliance on April 1, 2024, Pembina owned a 50 percent interest in Alliance Pipeline Limited Partnership, Alliance Pipeline L.P., and NRGreen Power Limited Partnership

Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia
Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Storage Corporation
Marketing & New Ventures:
Cedar LNG	49.9 percent interest in Cedar LNG Partners LP and the proposed floating LNG facility in Kitimat, British Columbia, Canada
ACG	50 percent interest in Alberta Carbon Grid Heartland Limited Partnership and the proposed Heartland carbon dioxide transportation and sequestration system.
Greenlight	50 percent interest in the Greenlight Electricity Centre Limited Partnership, which is developing a gas-fired combined cycle power generation facility to be located in Alberta’s Industrial Heartland.
Aux Sable
Prior to the completion of Pembina acquiring a controlling ownership interest in Aux Sable on April 1, 2024, Pembina owned an ownership interest of approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada, which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, and transportation contracts on Alliance.

Readers are referred to the AIF for the year ended December 31, 2024 for additional descriptions, which is available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
40 Pembina Pipeline Corporation Third Quarter 2025

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of this MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and anticipated dividend payment dates;
•planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation, and storage facility and system operations;
•treatment under existing and proposed governmental laws, policies and regulations, including those relating to taxes, the environmental, tariffs and project assessments;
•Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•increased processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, debt maturities, letters of credit and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares or other securities, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•potential actions undertaken by Pembina to mitigate counterparty risk;
•tolls and tariffs, and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P and ICFR;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development and anticipated benefits of Pembina's new projects and developments, including RFS IV, the Wapiti Expansion, the K3 Cogeneration Facility, the Taylor-to-Gordondale Project, the Fox Creek-to-Namao Expansion, Birch-to-Taylor NEBC System Expansion, Prince Rupert Terminal Optimization, the Greenlight Electricity Centre and the Cedar LNG Project, including the timing thereof;
•expectations in respect of PGI's infrastructure development commitments, including the amounts and timing thereof;
•the expected costs, timing and impact of the Settlement; and
•the impact of current and future market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing existing debt as it becomes due;
•future operating costs, including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent with historical levels;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on acceptable terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•the inputs used by Pembina's management in the fair valuation of embedded derivative instruments remaining consistent;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, the imposition of new tariffs or other changes in international trade policies or relations, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment and public opinion in North America and elsewhere, including changes in trade relations between Canada and the U.S.;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•technology and security risks, including cyber-security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" in the MD&A for the year ended December 31, 2024 and in the AIF for the year ended December 31, 2024, which are available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Management approved the 2025 capital expenditure guidance contained herein as of the date of this MD&A. The purpose of the 2025 capital expenditure guidance is to assist readers in understanding Pembina's expected future capital expenditures, and this information may not be appropriate for other purposes. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Pembina Pipeline Corporation Third Quarter 2025 41

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	September 30, 2025	December 31, 2024
Assets Current assets
Cash and cash equivalents	149	141
Trade receivables and other	868	1,005
Income tax receivable	—	113
Inventory	304	301
Derivative financial instruments (Note 14)	15	13
	1,336	1,573
Non-current assets
Property, plant and equipment (Note 5)	22,599	22,738
Intangible assets and goodwill (Note 6)	6,402	6,528
Investments in equity accounted investees (Note 7)	4,194	4,267
Right-of-use assets	554	530
Finance lease receivables	241	223
Other assets	119	108
	34,109	34,394
Total assets	35,445	35,967
Liabilities and equity Current liabilities
Trade payables and other	1,253	1,202
Loans and borrowings (Note 8)	1,093	1,525
Lease liabilities	85	89
Contract liabilities (Note 11)	47	43
Derivative financial instruments (Note 14)	21	49
	2,499	2,908
Non-current liabilities
Loans and borrowings (Note 8)	10,745	10,535
Subordinated hybrid notes (Note 8)	795	596
Lease liabilities	572	576
Decommissioning provision (Note 9)	521	426
Contract liabilities (Note 11)	144	255
Deferred tax liabilities	2,897	2,868
Derivative financial instruments (Note 14)	104	110
Other liabilities	167	183
	15,945	15,549
Total liabilities	18,444	18,457
Total equity	17,001	17,510
Total liabilities and equity	35,445	35,967
See accompanying notes to the condensed consolidated interim financial statements

42 Pembina Pipeline Corporation Third Quarter 2025

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2025	2024	2025	2024
Revenue (Note 11)	1,791	1,844	5,865	5,239
Cost of sales (Note 4)	1,067	1,080	3,537	3,142
Share of (loss) profit from equity accounted investees (Note 7)	(66)	(17)	38	195
Gross profit	658	747	2,366	2,292
General and administrative	126	120	357	340
Other (income) expense	(19)	4	(15)	(38)
Loss on acquisition (Note 3)	—	—	—	616
Results from operating activities	551	623	2,024	1,374
Net finance costs (Note 12)	153	149	454	398
Earnings before income tax	398	474	1,570	976
Current tax expense	102	48	338	188
Deferred tax expense (recovery)	10	41	27	(514)
Income tax expense (recovery)	112	89	365	(326)
Earnings	286	385	1,205	1,302
Earnings attributable to:
Shareholders	286	383	1,205	1,292
Non-controlling interest	—	2	—	10

Other comprehensive income (loss), net of tax (Note 13)
Exchange gain (loss) on translation of foreign operations	128	(82)	(186)	61
Impact of hedging activities	(7)	(2)	1	(17)
Other comprehensive income (loss), net of tax	121	(84)	(185)	44
Total comprehensive income attributable to shareholders	407	301	1,020	1,346
Comprehensive income attributable to:
Shareholders	407	299	1,020	1,336
Non-controlling interest	—	2	—	10

Earnings attributable to common shareholders, net of preferred share dividends	251	346	1,095	1,186
Earnings per common share – basic (dollars)	0.43	0.60	1.88	2.08
Earnings per common share – diluted (dollars)	0.43	0.60	1.88	2.08
Weighted average number of common shares (millions)
Basic	581	580	581	570
Diluted	582	581	582	571
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Third Quarter 2025 43

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company						Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest
December 31, 2024	17,008	2,164	(2,303)	641	17,510	—	17,510
Total comprehensive income (loss)
Earnings	—	—	1,205	—	1,205	—	1,205
Other comprehensive loss (Note 13)	—	—	—	(185)	(185)	—	(185)
Total comprehensive income (loss)	—	—	1,205	(185)	1,020	—	1,020
Transactions with shareholders of the Company (Note 10)
Part VI.1 tax on preferred shares	—	(8)	—	—	(8)	—	(8)
Preferred shares redemption	—	(200)	—	—	(200)	—	(200)
Share-based payment transactions	7	—	—	—	7	—	7
Dividends declared – common	—	—	(1,226)	—	(1,226)	—	(1,226)
Dividends declared – preferred	—	—	(102)	—	(102)	—	(102)
Total transactions with shareholders of the Company	7	(208)	(1,328)	—	(1,529)	—	(1,529)
September 30, 2025	17,015	1,956	(2,426)	456	17,001	—	17,001

December 31, 2023	15,765	2,199	(2,372)	221	15,813	—	15,813
Total comprehensive income
Earnings	—	—	1,292	—	1,292	10	1,302
Other comprehensive income	—	—	—	44	44	—	44
Total comprehensive income	—	—	1,292	44	1,336	10	1,346
Transactions with shareholders of the Company
Common shares issued, net of issue costs	1,230	—	—	—	1,230	—	1,230
Part VI.1 tax on preferred shares	—	(7)	—	—	(7)	—	(7)
Share-based payment transactions	11	—	—	—	11	—	11
Dividends declared – common	—	—	(1,168)	—	(1,168)	—	(1,168)
Dividends declared – preferred	—	—	(98)	—	(98)	—	(98)
Dividend equivalent payment – subscription receipts	—	—	(20)	—	(20)	—	(20)
Distributions to non-controlling interests	—	—	—	—	—	(12)	(12)
Non-controlling interest recognized on acquisition	—	—	—	—	—	148	148
Purchase of non-controlling interest	—	—	(74)	—	(74)	(146)	(220)
Total transactions with shareholders of the Company	1,241	(7)	(1,360)	—	(126)	(10)	(136)
September 30, 2024	17,006	2,192	(2,440)	265	17,023	—	17,023
(1)    Accumulated Other Comprehensive Income ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
44 Pembina Pipeline Corporation Third Quarter 2025

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2025	2024	2025	2024
Cash provided by (used in)
Operating activities
Earnings	286	385	1,205	1,302
Adjustments for items not involving cash:
Share of profit (loss) from equity accounted investees (Note 7)	66	17	(38)	(195)
Depreciation and amortization	241	231	731	627
Loss on acquisition (Note 3)	—	—	—	616
Unrealized (gain) loss from derivative instruments	(1)	(18)	(41)	129
Net finance costs	153	149	454	398
Share-based compensation expense	39	41	68	81
Income tax expense (recovery)	112	89	365	(326)
Gain on asset disposal	(19)	(4)	(23)	(24)
Derecognition of insurance contract provision	—	—	—	(34)
Cash items paid or received:
Distributions from equity accounted investees	128	133	396	495
Net interest paid	(172)	(171)	(464)	(382)
Share-based compensation payment	(3)	—	(89)	(86)
Taxes paid	(30)	(62)	(157)	(352)
Change in non-cash operating working capital	23	136	57	30
Net change in contract liabilities	(8)	(1)	(1)	31
Other	(5)	(3)	(23)	2
Cash flow from operating activities	810	922	2,440	2,312
Financing activities
Net (decrease) increase in bank borrowings	(8)	77	461	(370)
Proceeds from issuance of long-term debt, net of issue costs	(2)	(2)	195	2,733
Proceeds from subscription receipts	—	—	—	1,228
Repayment of long-term debt	(110)	(150)	(660)	(800)
Repayment of lease liability	(21)	(19)	(62)	(57)
Issuance of common shares on exercise of options	3	—	6	10
Redemption of preferred shares (Note 10)	—	—	(226)	—
Common share dividends paid	(413)	(401)	(1,226)	(1,168)
Preferred share dividends paid	(32)	(34)	(102)	(98)
Distributions to non-controlling interest	—	(2)	—	(12)
Purchase of non-controlling interest	—	(220)	—	(220)
Cash flow (used in) from financing activities	(583)	(751)	(1,614)	1,246
Investing activities
Capital expenditures	(178)	(262)	(549)	(713)
Contributions to equity accounted investees	(108)	(124)	(283)	(371)
Acquisition net of cash acquired (Note 3)	—	—	—	(2,621)
Proceeds from sale of assets	2	11	6	34
Interest paid during construction	(7)	(5)	(19)	(21)
Return of capital from equity accounted investees	—	—	—	63
Changes in non-cash investing working capital and other	(3)	59	28	19
Cash flow used in investing activities	(294)	(321)	(817)	(3,610)
Change in cash and cash equivalents	(67)	(150)	9	(52)
Effect of movement in exchange rates on cash held	6	(2)	(1)	5
Cash and cash equivalents, beginning of period	210	256	141	151
Cash and cash equivalents, end of period	149	104	149	104
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Third Quarter 2025 45

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three and nine months ended September 30, 2025.
Pembina owns an extensive network of strategically located assets which include hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's network of strategically located assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS") Accounting Standards as issued by the International Accounting Standards Board and are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2024 ("Consolidated Financial Statements"), and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 6, 2025.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2025.
2. CHANGES IN ACCOUNTING POLICIES
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the nine months ended September 30, 2025 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
IFRS 18 was issued in April 2024 and effective January 1, 2027, with early application permitted. The standard introduces key changes to the structure of the statement of earnings and comprehensive income, required disclosures for certain management-defined performance measures, and aggregation and disaggregation of line items in the financial statements. Pembina is currently reviewing the impact of this standard on its Consolidated Financial Statements.
Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent Electricity ("Contracts referencing NDE")
Contracts referencing NDE was issued in December 2024 and effective January 1, 2026, with early adoption permitted. The amendments provide relief as it relates to accounting for contracts to purchase or sell electricity from nature-dependent sources such as wind and solar power, including clarifying the application of own-use requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure to enable investors to understand the effect of these contracts to Pembina. Pembina is currently reviewing the impact of this amendment as it relates to Pembina's wind-based power purchase agreements.
46 Pembina Pipeline Corporation Third Quarter 2025

3. ACQUISITION
On April 1, 2024, Pembina completed the acquisition of Enbridge Inc.'s interests in the Alliance, Aux Sable, and NRGreen joint ventures (the "Acquirees") for an aggregate purchase price of $2.8 billion, net of $327 million of assumed debt, representing Enbridge's proportionate share of the indebtedness of Alliance (the "Alliance/Aux Sable Acquisition"). Pembina made no adjustments to the purchase price allocation during the first quarter of 2025 and finalized it as at March 31, 2025.
The final purchase price allocation is based on assessed fair values and is as follows:

As at April 1, 2024	Previously reported	Adjustments	Final
($ millions)	in Q2 2024
Purchase Price Consideration
Cash (net of cash acquired)	2,620	—	2,620
Equity investment in Acquirees	2,562	—	2,562
Other	12	—	12
	5,194	—	5,194
Fair Value of Net Assets Acquired
Current assets	240	—	240
Property, plant and equipment	6,339	6	6,345
Other long-term assets	38	19	57
Goodwill	805	(2)	803
Current liabilities	(219)	(17)	(236)
Long-term debt	(596)	—	(596)
Deferred tax liabilities	(937)	1	(936)
Provisions	(52)	—	(52)
Other long-term liabilities	(276)	(7)	(283)
Non-controlling interest in Aux Sable's U.S. operations	(148)	—	(148)
	5,194	—	5,194

Pembina Pipeline Corporation Third Quarter 2025 47

4. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended September 30, 2025	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	829	88	861	13	1,791
Inter-segment revenue	53	212	—	(265)	—
Total revenue(3)	882	300	861	(252)	1,791
Operating expenses	221	134	7	(103)	259
Cost of goods sold	10	—	739	(169)	580
Depreciation and amortization included in gross profit	161	48	16	3	228
Cost of sales	392	182	762	(269)	1,067
Share of loss from equity accounted investees	(1)	(51)	(14)	—	(66)
Gross profit	489	67	85	17	658
Depreciation included in general and administrative	1	—	—	12	13
Other general and administrative	22	6	14	71	113
Other income	(18)	—	—	(1)	(19)
Results from operating activities	484	61	71	(65)	551
Net finance costs	7	3	3	140	153
Earnings (loss) before tax	477	58	68	(205)	398
Income tax expense	—	—	—	—	112
Earnings (loss)	477	58	68	(205)	286
Capital expenditures	84	84	3	7	178
Contributions to equity accounted investees	—	74	34	—	108

3 Months Ended September 30, 2024	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	810	86	937	11	1,844
Inter-segment revenue	50	196	1	(247)	—
Total revenue(3)	860	282	938	(236)	1,844
Operating expenses	244	123	5	(95)	277
Cost of goods sold	9	—	732	(156)	585
Depreciation and amortization included in gross profit	151	50	15	2	218
Cost of sales	404	173	752	(249)	1,080
Share of (loss) profit from equity accounted investees	(1)	34	(50)	—	(17)
Gross profit	455	143	136	13	747
Depreciation included in general and administrative	2	—	—	11	13
Other general and administrative	14	8	12	73	107
Other expense (income)	—	1	(2)	5	4
Results from operating activities	439	134	126	(76)	623
Net finance costs	6	3	1	139	149
Earnings (loss) before tax	433	131	125	(215)	474
Income tax expense	—	—	—	—	89
Earnings (loss)	433	131	125	(215)	385
Capital expenditures	130	110	10	12	262
Contributions to equity accounted investees	—	124	—	—	124
(1)    Pipelines revenue includes $118 million (2024: $130 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $236 million (2024: $234 million) associated with U.S. midstream sales.
(3)    During the three months ended September 30, 2025, one customer accounted for 10 percent or more of total revenues with $236 million reported throughout all segments. During the three months ended September 30, 2024, no customer accounted for 10 percent or more of total revenues reported throughout all segments.
48 Pembina Pipeline Corporation Third Quarter 2025

9 Months Ended September 30, 2025	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	2,496	260	3,074	35	5,865
Inter-segment revenue	154	642	6	(802)	—
Total revenue(3)	2,650	902	3,080	(767)	5,865
Operating expenses	604	400	24	(308)	720
Cost of goods sold	37	—	2,597	(507)	2,127
Depreciation and amortization included in gross profit	477	152	53	8	690
Cost of sales	1,118	552	2,674	(807)	3,537
Share of profit (loss) from equity accounted investees	—	60	(22)	—	38
Gross profit	1,532	410	384	40	2,366
Depreciation included in general and administrative	2	—	—	39	41
Other general and administrative	60	16	33	207	316
Other (income) expense	(17)	1	2	(1)	(15)
Results from operating activities	1,487	393	349	(205)	2,024
Net finance costs	19	9	7	419	454
Earnings (loss) before tax	1,468	384	342	(624)	1,570
Income tax expense	—	—	—	—	365
Earnings (loss)	1,468	384	342	(624)	1,205
Capital expenditures	216	294	14	25	549
Contributions to equity accounted investees	—	198	86	—	284

9 Months Ended September 30, 2024	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	2,285	259	2,661	34	5,239
Inter-segment revenue	153	548	2	(703)	—
Total revenue(3)	2,438	807	2,663	(669)	5,239
Operating expenses	601	336	13	(244)	706
Cost of goods sold	35	—	2,279	(468)	1,846
Depreciation and amortization included in gross profit	410	128	47	5	590
Cost of sales	1,046	464	2,339	(707)	3,142
Share of profit (loss) from equity accounted investees	42	172	(19)	—	195
Gross profit	1,434	515	305	38	2,292
Depreciation included in general and administrative	2	—	—	35	37
Other general and administrative	42	19	39	203	303
Other (income) expense	(2)	(1)	(62)	27	(38)
Loss on acquisition	—	—	—	616	616
Results from operating activities	1,392	497	328	(843)	1,374
Net finance costs	19	8	4	367	398
Earnings (loss) before tax	1,373	489	324	(1,210)	976
Income tax recovery	—	—	—	—	(326)
Earnings (loss)	1,373	489	324	(1,210)	1,302
Capital expenditures	442	218	21	32	713
Contributions to equity accounted investees	5	124	242	—	371
(1)    Pipelines revenue includes $388 million (2024: $360 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $854 million (2024: $535 million) associated with U.S. midstream sales.
(3)    During the nine months ended September 30, 2025, one customer accounted for 10 percent or more of total revenues with $822 million reported throughout all segments. During the nine months ended September 30, 2024, no customer accounted for 10 percent or more of total gross profit reported throughout all segments.
Pembina Pipeline Corporation Third Quarter 2025 49

5. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2024	694	14,789	9,095	2,121	565	27,264
Additions and transfers	(2)	51	145	28	319	541
Change in decommissioning provision	—	48	20	3	—	71
Foreign exchange	(6)	(111)	(55)	(2)	(1)	(175)
Dispositions and other	—	(20)	(33)	(28)	(4)	(85)
Balance at September 30, 2025	686	14,757	9,172	2,122	879	27,616

Depreciation
Balance at December 31, 2024	47	2,335	1,594	550	—	4,526
Depreciation	6	233	226	62	—	527
Transfers	(1)	15	4	(18)	—	—
Dispositions and other	—	(17)	(19)	—	—	(36)
Balance at September 30, 2025	52	2,566	1,805	594	—	5,017

Carrying amounts
Balance at December 31, 2024	647	12,454	7,501	1,571	565	22,738
Balance at September 30, 2025	634	12,191	7,367	1,528	879	22,599

Alliance Settlement
On December 12, 2024, Pembina announced that the Canada Energy Regulatory ("CER") had initiated a toll review of the Alliance Canada pipeline assets. As the toll review continued into the first quarter of 2025, Pembina performed an impairment test during that quarter for the Cash-Generating Unit ("CGU") that includes the Alliance Canada assets. The test determined that the recoverable amount of the CGU exceeded the carrying value of $6.3 billion as of March 31, 2025 and as a result, no impairment was recognized.
The recoverable amount calculated in the first quarter of 2025, was determined using a fair value less costs of disposal approach by discounting the expected future cash flows, including probability-weighted settlement outcomes for the Alliance Canada assets. The recoverable amount was sensitive to changes in key assumptions, including the outcome of the CER toll review, and the after-tax discount rate of 7.9 percent used to discount the future cash flows of the CGU. A 1.1 percent increase in the discount rate would have reduced the recoverable amount of the CGU to its carrying value.
On September 15, 2025, the CER approved the negotiated settlement (the "Settlement") between Alliance Pipeline Limited Partnership ("Alliance") and shippers and interested parties on the Canadian portion of the Alliance Pipeline. The settlement outcome approved by the CER was within the expected range of outcomes used in the impairment test performed in the first quarter of 2025.
50 Pembina Pipeline Corporation Third Quarter 2025

6. INTANGIBLE ASSETS AND GOODWILL

		Intangible Assets
($ millions)	Goodwill	Purchase and Sale Contracts and Other	Customer Relationships	Total	Total Goodwill & Intangible Assets
Cost
Balance at December 31, 2024	5,024	324	1,877	2,201	7,225
Additions	—	25	—	25	25
Foreign exchange adjustments	(25)	—	(24)	(24)	(49)
Balance at September 30, 2025	4,999	349	1,853	2,202	7,201

Amortization
Balance at December 31, 2024	—	65	632	697	697
Amortization	—	16	90	106	106
Dispositions and other	—	—	(4)	(4)	(4)
Balance at September 30, 2025	—	81	718	799	799

Carrying amounts
Balance at December 31, 2024	5,024	259	1,245	1,504	6,528
Balance at September 30, 2025	4,999	268	1,135	1,403	6,402
Pembina Pipeline Corporation Third Quarter 2025 51

7. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit (Loss) from Equity Accounted Investees		Investments in Equity Accounted Investees
			9 Months Ended September 30
($ millions)	September 30, 2025	December 31, 2024	2025	2024	September 30, 2025	December 31, 2024
PGI(1)	60	60	58	169	3,605	3,740
Cedar LNG	49.9	49.9	(21)	(52)	475	430
Alliance(2)	100	100	—	42	—	—
Aux Sable(2)	100	100	—	33	—	—
Other(3)	50 - 75	50 - 75	1	3	114	97
			38	195	4,194	4,267
(1)    PGI share of profit for the nine months ended September 30, 2025, includes an impairment of a single cash generating unit and an impairment of an asset within PGI of $146 million (net to Pembina, after tax), due to contract expirations and future utilization uncertainty.
(2)    On April 1, 2024, Pembina completed its acquisition of Enbridge's interests in the Alliance, Aux Sable, and NRGreen joint ventures. On August 1, 2024, Pembina acquired the remaining non-controlling interest in Aux Sable's U.S. operations. Refer to Note 3 for further information.
(3)    Other includes Pembina's interest in Grand Valley, Fort Corp, ACG, and Greenlight.
Financing Activities for Equity Accounted Investees
PGI
On March 21, 2025, pursuant to an amended and restated credit agreement, PGI exercised the accordion feature under its existing revolving credit facility and opened a new $500 million revolving credit facility, maturing on March 21, 2027. Concurrently, PGI reestablished a $500 million accordion under the credit facility.
PGI Goodwill Impairment Testing
At each reporting date, Pembina determines whether there is objective evidence that its equity accounted investments are impaired. For the period ended September 30, 2025, it was determined that there is no objective evidence indicating that Pembina's equity accounted investments are impaired. Pembina's assessment of whether there is objective evidence the equity accounted investment in PGI is impaired requires significant judgment as it is sensitive to a decrease in PGI's projected cash flows, a decrease in the long-term growth rate, or an increase in the after-tax discount rate, any of which could be objective evidence that Pembina's equity accounted investment in PGI is impaired. Pembina also believes an impairment expense recognized by PGI as a result of its annual goodwill impairment test would provide objective evidence that Pembina's equity accounted investment in PGI is impaired.
PGI performed its annual goodwill impairment test in the third quarter of 2025 calculating the recoverable amount based on the fair value less cost to sell. No impairment expense was recognized.
There is measurement uncertainty associated with PGI's annual impairment test. The key assumptions used by PGI that impact the recoverable amount were the projected cash flows for the remaining useful life of the assets, the after-tax discount rate and the long-term growth rate. The following table provides sensitivities to reasonably possible changes in each estimate that could result in an impairment of PGI's goodwill.

	September 30, 2025		September 30, 2024
	Actual	Increase (decrease) required for impairment (percent)	Actual	Increase (decrease) required for impairment (percent)
Key assumptions used
Average annual pre-tax cash flow ($ millions)(1)	1,303	(20.8)	1,232	(6.0)
After-tax discount rate (percent)	6.9	2.3	7.6	0.6
Long-term growth rate (percent)	1.9	(4.7)	1.8	(0.9)
(1)    Average annual forecasted pre-tax cash flows represent 100 percent of PGI's forecasted cash flows.
52 Pembina Pipeline Corporation Third Quarter 2025

8. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at September 30, 2025	Nominal Interest Rate	Year of Maturity	September 30, 2025	December 31, 2024
Variable rate debt
Senior unsecured credit facilities(1)(2)	3,391	4.58(3)	Various(1)	1,477	1,148
Fixed rate debt
Senior unsecured medium-term notes series 3	450	4.75	2043	450	450
Senior unsecured medium-term notes series 4	600	4.81	2044	600	600
Senior unsecured medium-term notes series 5	—	3.54	2025	—	550
Senior unsecured medium-term notes series 6	600	4.24	2027	600	600
Senior unsecured medium-term notes series 7	600	3.71	2026	600	600
Senior unsecured medium-term notes series 9	550	4.74	2047	550	550
Senior unsecured medium-term notes series 10	650	4.02	2028	650	650
Senior unsecured medium-term notes series 11	800	4.75	2048	800	800
Senior unsecured medium-term notes series 12	650	3.62	2029	650	650
Senior unsecured medium-term notes series 13	700	4.54	2049	700	700
Senior unsecured medium-term notes series 15	600	3.31	2030	600	600
Senior unsecured medium-term notes series 16	400	4.67	2050	400	400
Senior unsecured medium-term notes series 17	500	3.53	2031	500	500
Senior unsecured medium-term notes series 18	500	4.49	2051	500	500
Senior unsecured medium-term notes series 20	750	5.02	2032	750	750
Senior unsecured medium-term notes series 21	600	5.21	2034	600	600
Senior unsecured medium-term notes series 22	750	5.67	2054	750	750
Senior unsecured medium-term notes series 23	650	5.22	2033	650	650
Total fixed rate loans and borrowings outstanding				10,350	10,900
Deferred financing costs				11	12
Total loans and borrowings				11,838	12,060
Less current portion loans and borrowings				(1,093)	(1,525)
Total non-current loans and borrowings				10,745	10,535
Subordinated notes
Subordinated notes, series 1	—	4.80	2081	—	600
Subordinated notes, series 2	200	5.95	2055	200	—
Subordinated notes, series 3	600	4.80	2081	600	—
				800	600
Deferred financing costs				(5)	(4)
Total subordinated notes				795	596
(1)    Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures in June 2030, a U.S. $250 million non-revolving term loan that matures in April 2030, a $270 million term loan and a U.S. $160 million term loan, both of which mature in December 2025, and a $50 million operating facility that matures in June 2026, which is typically renewed on an annual basis. The $2.5 billion revolving facility reflects the cancellation of the $1.0 billion sustainability-linked revolving credit facility in September 2025, which previously matured in June 2027, and its addition into the Revolving Facility.
(2)    Includes U.S. $250 million variable rate debt outstanding at September 30, 2025 (2024: U.S. $250 million). The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency.
(3)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at September 30, 2025. Borrowings under the credit facilities bear interest at prime rates, the Canadian Overnight Repo Rate Average ("CORRA"), or the USD Secured Overnight Financing Rate ("SOFR"), plus applicable margins.

Pembina Pipeline Corporation Third Quarter 2025 53

On April 2, 2025, Pembina completed an extension on its unsecured U.S. $250 million non-revolving term loan, which now matures in April 2030.
On June 6, 2025, Pembina closed a $200 million offering of Fixed-to-Fixed Rate Subordinated Notes, Series 2 (the "Series 2 Subordinated Notes") due June 6, 2055. The Series 2 Subordinated Notes bear interest at a rate of 5.95 percent, which will reset on June 6, 2035, and on every fifth anniversary thereafter, based on the five-year Government of Canada yield plus 2.713 percent, provided that the interest rate during any subsequent fixed rate period will not be less than 5.95 percent. Pembina's Series 2 Subordinated Notes are subject to optional redemption by Pembina from March 6, 2035 to June 6, 2035, and thereafter, on any interest payment date or any interest reset date, as applicable. Pembina may also redeem the Series 2 Subordinated Notes in certain other limited circumstances. Pembina used the net proceeds of the offering of the Series 2 Subordinated Notes to fund the redemption of its outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 19 ("Series 19 Class A Preferred Shares") on June 30, 2025.
On July 23, 2025, Pembina announced the approval of amendments (the "Amendments") to the indenture governing Pembina's 4.80 percent Fixed-to-Fixed Rate Subordinated Notes, Series 1 (the "Series 1 Subordinated Notes") due January 25, 2081. The Amendments provided for, among other things, the exchange (the "Note Exchange") of all of the outstanding Series 1 Subordinated Notes for an equal principal amount of 4.80 percent Fixed-to-Fixed Rate Subordinated Notes, Series 3 of Pembina (the "Series 3 Subordinated Notes") due January 25, 2081. The Series 3 Subordinated Notes have the same economic terms as the Series 1 Subordinated Notes, including interest rate, interest payment dates, interest reset dates, maturity date and redemption provisions, but do not provide for an entitlement to delivery of preferred shares upon the occurrence of certain bankruptcy and related events. The Note Exchange was completed on July 25, 2025, following the execution of the supplemental indenture implementing the Amendments. The Series 3 Subordinated Notes rank equally in right of payment with the Series 2 Subordinated Notes. Pursuant to the mandatory redemption provisions attached to the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), in connection with the Note Exchange, on July 28, 2025, Pembina redeemed all of the issued and outstanding Series 2021-A Class A Preferred Shares (refer to Note 10 for further information).
On September 9, 2025, Pembina completed an extension on its $2.5 billion Revolving Facility, which now matures on June 1, 2030.
Subsequent to the end of the third quarter of 2025, on October 10, 2025, Pembina closed a $225 million offering of Series 2 Subordinated Notes pursuant to a re-opening. Following closing of the offering of the Series 2 Subordinated Notes, $425 million aggregate principal amount of Series 2 Subordinated Notes are issued and outstanding. Pembina intends to use the net proceeds of the offering to fund the redemption of its outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 9 (the "Series 9 Class A Preferred Shares") and for general corporate purposes.
Subsequent to the end of third quarter of 2025, on October 31, 2025, Pembina closed a $600 million non-revolving term loan ("Two-Year Term Loan") with certain existing lenders. The proceeds of the Two-Year Term Loan have been used to repay the $270 million term loan outstanding at Alliance, and existing amounts drawn under Pembina's $2.5 billion revolving credit facility. The Two-Year Term Loan has an initial term of two years and is pre-payable at the option of Pembina. The other terms and conditions of the Two-Year Term Loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility.
54 Pembina Pipeline Corporation Third Quarter 2025

Covenants
Pembina is subject to certain financial covenants under its medium-term note indentures and credit facilities agreements and complies with all financial covenants as of September 30, 2025. Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the credit facilities include the following:

Debt	Financial Covenant(1)	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)
Credit facilities	Debt to Capital	Maximum 0.70(3)
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.
Pembina Pipeline Corporation Third Quarter 2025 55

9. DECOMMISSIONING PROVISION

($ millions)	2025
Balance at January 1	432
Unwinding of discount rate	19
Change in rates	6
Disposition	(20)
Change in cost estimates and other	93
Total	530
Current portion of provision(1)	9
Balance at September 30	521
(1)    Included in trade payables and other on the condensed consolidated interim financial statements.

10. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2024	581	17,008
Share-based payment transactions(1)	—	7
Balance at September 30, 2025	581	17,015
(1)    Exercised options are settled by issuing the net number of common shares equivalent to the gain upon exercise.
Share Repurchase Program
On May 14, 2025, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 16, 2025 and will expire on the earlier of May 15, 2026, the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three and nine months ended September 30, 2025.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2024	93	2,164
Class A, Series 22 Preferred Shares redeemed	(1)	—
Class A, Series 19 Preferred Shares redeemed	(8)	(200)
Part VI.1 tax	—	(8)
Balance at September 30, 2025	84	1,956
On January 8, 2025, Pembina redeemed all of the approximately one million issued and outstanding Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares") at a redemption price of $25.50 per Series 22 Class A Preferred Share, plus all accrued and unpaid dividends thereon. Pembina had announced its intention to redeem the Series 22 Class A Preferred Shares during the fourth quarter of 2024 and, as a result, the equity was reclassified as a financial liability of approximately $26 million for the total redemption price in that same quarter.
56 Pembina Pipeline Corporation Third Quarter 2025

On June 30, 2025, Pembina redeemed all of the eight million issued and outstanding Series 19 Class A Preferred Shares at a redemption price of $25.00 per Series 19 Class A Preferred Share. The total redemption price for the Series 19 Class A Preferred Shares was $200 million.
On July 28, 2025, in connection with the Note Exchange, Pembina redeemed all of the 600,000 issued and outstanding Series 2021-A Class A Preferred Shares, which were deliverable to holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy and related events. The Series 2021-A Class A Preferred Shares were issued by Pembina to Computershare Trust Company of Canada to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes.
Subsequent to the end of the third quarter, on October 10, 2025, in connection with the closing of the offering of the Series 2 Subordinated Notes, Pembina announced its intention to use the net proceeds to fund the redemption of all of its outstanding Series 9 Class A Preferred Shares on December 1, 2025 at a price equal to $25.00 per Series 9 Class A Preferred Share. The total redemption price for the Series 9 Class A Preferred Shares will be $225 million.
Dividends
The following dividends were declared and paid by Pembina:

9 Months Ended September 30
($ millions)	2025	2024
Common shares
Common share	1,226	1,168
Class A preferred shares
Series 1 Class A Preferred Share	12	12
Series 3 Class A Preferred Share	7	6
Series 5 Class A Preferred Share	13	10
Series 7 Class A Preferred Share	11	8
Series 9 Class A Preferred Share	7	7
Series 15 Class A Preferred Share	9	9
Series 17 Class A Preferred Share	8	7
Series 19 Class A Preferred Share	5	7
Series 21 Class A Preferred Share	18	18
Series 22 Class A Preferred Share	—	2
Series 25 Class A Preferred Share	12	12
	102	98
On November 6, 2025, Pembina announced that its Board of Directors had declared a common share cash dividend for the fourth quarter of 2025 of $0.71 per share to be paid on December 31, 2025, to shareholders of record on December 15, 2025.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on October 8, 2025 as outlined in the following table:

Series	Record Date	Payable Date	Dividend Amount ($ millions)
Series 1, 3, 5, 7, 9 and 21	November 3, 2025	December 1, 2025	23
Series 15 and 17	December 15, 2025	December 31, 2025	5
Series 25	October 31, 2025	November 17, 2025	4
			32
Pembina Pipeline Corporation Third Quarter 2025 57

11. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2025					2024
3 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	632	55	2	—	689	634	44	3	—	681
Fee-for-service(1)	141	16	38	—	195	121	21	37	—	179
Product sales(2)	1	—	776	—	777	—	—	804	—	804
Revenue from contracts with customers	774	71	816	—	1,661	755	65	844	—	1,664
Realized gain from derivative instruments	—	—	39	—	39	—	—	70	—	70
Unrealized gain from derivative instruments	—	—	1	—	1	—	—	18	—	18
Revenue from risk management and physical derivative contracts	—	—	40	—	40	—	—	88	—	88
Lease income	45	12	1	—	58	54	14	3	—	71
Shared service revenue(3) and other	10	5	4	13	32	1	7	2	11	21
Total external revenue	829	88	861	13	1,791	810	86	937	11	1,844

	2025					2024
9 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	1,905	154	12	—	2,071	1,723	155	3	—	1,881
Fee-for-service(1)	418	56	107	—	581	382	56	94	—	532
Product sales(2)	6	—	2,802	—	2,808	—	—	2,497	—	2,497
Revenue from contracts with customers	2,329	210	2,921	—	5,460	2,105	211	2,594	—	4,910
Realized gain from derivative instruments	—	—	98	—	98	—	—	189	—	189
Unrealized gain (loss) from derivative instruments	—	—	41	—	41	—	—	(129)	—	(129)
Revenue from risk management and physical derivative contracts	—	—	139	—	139	—	—	60	—	60
Lease income	140	32	4	—	176	170	29	3	—	202
Shared service revenue(3) and other	27	18	10	35	90	10	19	4	34	67
Total external revenue	2,496	260	3,074	35	5,865	2,285	259	2,661	34	5,239
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Includes $13 million for the three months ended September 30, 2025 (2024: $14 million) and $41 million for the nine months ended September 30, 2025 (2024: $44 million) of fixed fee income related to shared service agreements with joint ventures.

58 Pembina Pipeline Corporation Third Quarter 2025

b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	9 Months Ended September 30, 2025			12 Months Ended December 31, 2024
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	1	297	298	1	158	159
Additions (net in the period)	5	26	31	—	49	49
Alliance/Aux Sable Acquisition	—	—	—	—	144	144
Revenue recognized from contract liabilities(1)	—	(37)	(37)	—	(44)	(44)
Transfers to trade payables and other(3)	—	(101)	(101)	—	—	—
Disposition	—	—	—	—	(10)	(10)
Closing balance	6	185	191	1	297	298
Less current portion(2)	(6)	(41)	(47)	(1)	(42)	(43)
Ending balance	—	144	144	—	255	255
(1)    Recognition of revenue related to performance obligations satisfied in the period that were included in the opening balance of contract liabilities.
(2)    Represents cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
(3)    Represents a refundable liability following the CER Settlement on Alliance.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, gas processing, terminalling, storage services, and construction. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
12. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2025	2024	2025	2024
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	131	136	391	380
Subordinated hybrid notes	11	7	26	22
Leases	9	8	25	24
Interest income	(4)	(7)	(8)	(45)
Unwinding of discount rate	6	5	18	15
Foreign exchange losses and other	—	—	2	2
Net finance costs	153	149	454	398
Pembina Pipeline Corporation Third Quarter 2025 59

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2024	620	8	13	641
Other comprehensive loss before hedging activities	(186)	—	—	(186)
Other comprehensive gain (loss) resulting from hedging activities, net of tax(1)	9	(8)	—	1
Balance at September 30, 2025	443	—	13	456
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate forward swaps (reported in Cash Flow Hedge Reserve) (Note 14), which expired on March 31, 2025. At September 30, 2025, the other comprehensive loss resulting from hedging activities for interest rate forward swaps includes a realized loss of $4 million that was reclassified to net finance costs (2024: $13 million realized gain).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
14. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include embedded derivative instruments arising from long-term power purchase agreements. The fair value of long-term power purchase agreements is measured using a pricing and cash flow model that accounts for forward power prices, renewable wind power pricing discounts and differentials, and inflationary metrics. The rate used to discount the respective estimated cash flows is a government risk-free interest rate that is adjusted for an appropriate credit spread. The fair valuation of the embedded derivative instruments is judged to be a significant management estimate. These assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on commodity-related derivative financial instruments.
60 Pembina Pipeline Corporation Third Quarter 2025

The carrying values of financial assets and liabilities in relation to their respective fair values, together with their appropriate fair value categorization are illustrated in the table below. Certain other non-derivative financial instruments measured at amortized cost, including cash and cash equivalents, trade receivables and other, trade payables and other, and other liabilities have been excluded since their carrying values are judged to approximate their fair values due to their nature and short maturity. These instruments would be categorized as Level 2 in the fair value hierarchy.

	September 30, 2025				December 31, 2024
	Carrying Value	Fair Value			Carrying Value	Fair Value
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(1)	15	—	15	—	13	—	13	—
Financial liabilities carried at fair value
Derivative financial instruments(1)	125	—	11	114	159	—	42	117
Financial liabilities carried at amortized cost
Long-term debt(2)	12,633	—	12,648	—	12,656	—	12,649	—
(1)    At September 30, 2025, all derivative financial instruments are carried at fair value through earnings. At December 31, 2024, all derivative financial instruments are carried at fair value through earnings, except for $5 million in interest rate derivative financial assets that were designated as cash flow hedges and expired on March 31, 2025.
(2)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated notes.
Changes in fair value of the derivative net liabilities classified as Level 3 in the fair value hierarchy were as follows:

($ millions)	2025
Level 3 derivative net liability at January 1	(117)
Gain included in revenue from risk management and physical derivative contracts	3
Level 3 derivative liability at September 30	(114)
There were no transfers into or out of Level 3 during the nine months ended September 30, 2025.
Gains and Losses from Derivative Instruments

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2025	2024	2025	2024
Derivative instruments held at fair value through earnings
Realized gain
Commodity-related gain recorded in revenue from risk management and physical derivative contracts	(39)	(70)	(98)	(189)
Unrealized (gain) loss
Commodity-related (gain) loss recorded in revenue from risk management and physical derivative contracts	(1)	(18)	(41)	129
Derivative instruments in hedging relationships
Interest rate loss recorded in other comprehensive income(1)	—	6	4	8
(1)    Unrealized losses or gains for designated cash flow hedges are recognized in impact of hedging activities in the Consolidated Statements of Earnings and Comprehensive Income, with realized losses or gains being reclassified to net finance costs. The movement in other comprehensive income relates to realized losses or gains on interest rate forward swaps, which expired on March 31, 2025. A gain of $4 million was recognized during the first quarter of 2025, prior to the expiration date that was reclassified to net finance costs (three and nine month ended September 30, 2024: $4 million and $13 million realized gain, respectively). No losses or gains have been recognized in net income relating to discontinued cash flow hedges.
Pembina Pipeline Corporation Third Quarter 2025 61

15. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2025	2024	2025	2024
PGI	58	43	179	175
Cedar LNG	5	12	14	18
Aux Sable(1)	—	—	—	32
Alliance(1)	—	—	—	4
Other(2)	—	—	—	2
Total services provided(3)	63	55	193	231
PGI	2	2	6	6
Alliance(1)	—	—	—	3
Total services received	2	2	6	9

As at ($ millions)			September 30, 2025	December 31, 2024
Trade receivables and other(4)			35	37
Right-of-use assets(5)			33	—
Lease liabilities(5)			33	—
(1)    As of April 1, 2024, following the completion of Pembina's acquisition of a controlling interest in Alliance and Aux Sable, these entities became consolidated subsidiaries of Pembina and, as such, are no longer related parties.
(2)    Other includes transactions with Grand Valley, ACG, and Greenlight.
(3)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(4)    As at September 30, 2025, trade receivables and other includes $30 million due from PGI (December 31, 2024: $34 million), and $5 million due from Cedar LNG (December 31, 2024: $2 million).
(5)    As at September 30, 2025, Pembina had a lease arrangement with PGI for the use of a natural gas storage asset. Under the terms of the agreement, Pembina recognized a right-of-use asset and a corresponding lease liability. The lease commenced on September 1, 2025 and has a term of 15.2 years. Lease payments are made on a monthly basis and are structured as a combination of a fixed fee and flow-through charges.
62 Pembina Pipeline Corporation Third Quarter 2025

16. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at September 30, 2025:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Transportation and processing(2)	11,270	46	165	1,091	9,968
Construction commitments(3)	438	295	113	30	—
Other commitments related to lease contracts(4)	613	45	98	161	309
Funding commitments, software, and other	125	100	24	1	—
Total contractual obligations	12,446	486	400	1,283	10,277
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 16 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 25 and 197 mbpd of NGL each year up to and including 2040. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. Pembina has secured up to 76 megawatts per day each year up to and including 2049.
(2)Pembina signed two transportation and processing related agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 million tonnes per annum, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 million cubic feet per day of Canadian natural gas to Cedar LNG. These commercial agreements account for approximately 50 percent of the operating capacity for the Cedar LNG Project and a total commitment of approximately $10.5 billion. These commitments are expected to commence upon the anticipated in-service date of the Cedar LNG Project in late 2028.
(3)Excludes projects that are executed by equity accounted investees.
(4)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the Cedar LNG Project and Greenlight.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at September 30, 2025, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2025, Pembina had $121 million (December 31, 2024: $209 million) in letters of credit issued.
Pembina Pipeline Corporation Third Quarter 2025 63

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PF.A and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com